EXHIBIT 2.1
AGREEMENT FOR THE SALE AND PURCHASE OF THE
SHARE CAPITAL OF UPC FRANCE SA
6 JUNE 2006
UPC BROADBAND FRANCE SAS
and
UPC BROADBAND HOLDING B.V.
and
ALTICE FRANCE EST SAS
and
ENO FRANCE SAS
ALLEN & OVERY
Allen & Overy LLP
80333-00040 PA:1450575.5

Exhibit		Page

1.	Working Capital Pro Forma	78
2.	Form of Completion Statement	79
3.	Group Structure Charts	80

THIS AGREEMENT is made on 6 June 2006
BETWEEN:
(1)	UPC BROADBAND FRANCE SAS (registered with number 404 453 615 with the trade and companies registry of Paris) whose registered office is at 20, Place des Vins de France, Paris 75012, France (the Seller);
(2)	UPC BROADBAND HOLDING B.V. (trade registry number 3413982) whose registered office is at Boeing Avenue 53, 1119 PE, Schiphol Rijk, The Netherlands (the Seller’s Guarantor);
(3)	ALTICE FRANCE EST SAS (registered number 443 698 071 with the trade and companies registry of Strasbourg) whose registered office is at 14, rue des Mercuriales, 67450 Lampertheim, France (the Purchaser); and
(4)	ENO FRANCE SAS (registered number 484 348 131 with the trade and commerce registry of Paris) whose registered office is at 23, rue du Roule, 75001 Paris, France (the Purchaser’s Guarantor).
BACKGROUND:
(A)	The Seller together with those additional persons listed in Error! Reference source not found. is the owner of all the issued share capital of UPC France SA (the Company).
(B)	The Seller wishes to sell and the Purchaser wishes to purchase all the issued share capital of the Company free from any Encumbrance on the terms and subject to the conditions set out in this Agreement.
(C)	In consideration of the Seller entering into this Agreement with the Purchaser and the Purchaser paying the Final Share Price to the Seller, UPC Broadband Operations B.V., a subsidiary of the Seller’s Guarantor, will provide, or procure the provision of, certain services and systems to the Company for a finite transitional period following Completion on the terms and conditions set out in the Transitional Services Agreement.
(D)	The Seller’s Guarantor is the holding company of the Seller and is willing to guarantee the obligations of the Seller under this Agreement.
(E)	The Purchaser’s Guarantor is the holding company of the Purchaser and is willing to guarantee the obligations of the Purchaser under this Agreement.
IT IS AGREED as follows:
1.	INTERPRETATION

1.1	In addition to terms defined elsewhere in this Agreement, the definitions and other provisions in Schedule 1 apply throughout this Agreement, unless the contrary intention appears.
1.2	In this Agreement, unless the contrary intention appears, a reference to a clause, subclause, schedule, or exhibit is a reference to a clause, subclause, schedule, or exhibit of or to this Agreement. The schedules and exhibits form part of this Agreement.

1.3	The headings in this Agreement do not affect its interpretation.

2.	SALE AND PURCHASE

2.1	At Completion and subject to the terms and conditions set forth herein, the Seller shall sell, or procure the sale of, and the Purchaser shall purchase, or procure the purchase of, the Shares.

2.2	The Shares shall be sold free from all Encumbrances and together with all rights attaching to them, including any rights to dividends, distributions or shares issued following the Completion Date.

2.3	The consideration for the sale of the Shares shall be as set out in clause 3.

3.	CONSIDERATION

3.1	The consideration for the sale of the Shares shall be the aggregate of €1.25 billion in cash (the Headline Price) adjusted by:
(a)	a reduction by the amount of the Net Debt; and

(b)	the amount of the difference between the Working Capital and the Target Working Capital as follows:
(i)	if the Working Capital is a positive number or is a negative number closer to zero than the Target Working Capital the Headline Price shall be increased by the amount of such difference; or

(ii)	if the Working Capital is a negative number further away from zero than the Target Working Capital the Headline Price shall be reduced by the absolute amount of such difference, (the result of such aggregation being the Final Share Price).
3.2	At Completion, the Purchaser shall pay to the Seller the amount in Euro (the Estimated Share Price) which is the aggregate of the Headline Price adjusted by:
(a)	a reduction by the amount of the Estimated Net Debt; and

(b)	the amount of the difference between the Estimated Working Capital and the Target Working Capital as follows:
(i)	if the Estimated Working Capital is a positive number or is a negative number closer to zero than the Target Working Capital the Headline Price shall be increased by the amount of such difference; or

(ii)	if the Estimated Working Capital is a negative number further away from zero than the Target Working Capital the Headline Price shall be reduced by the absolute amount of such difference.
3.3	The Seller shall deliver estimates of the Estimated Net Debt (including the Estimated Inter-Company Payables and the Estimated Inter-Company Receivables) and the Estimated Working Capital determined in good faith to the Purchaser no later than five Business Days prior to the Completion Date (provided that if the Purchaser does not keep the Seller informed as to the anticipated timing of the satisfaction of the Condition, the Seller shall not be deemed to be in breach of its obligations under this subclause 3.3).

3.4	The Final Share Price shall be calculated after Completion in accordance with subclause 3.1 and 0. Any payment adjusting the Estimated Share Price required to be made by the Seller or the Purchaser (as applicable) pursuant thereto shall be made within five Business Days of the date on which the Completion Statement is agreed or determined in accordance with 0 and any such payment due shall have added to it an amount in respect of interest on such payment at the annual compound rate of six-and-a-half per cent. (6.5%) for the period from (but excluding) the Completion Date to (and including) the date of such payment.
3.5	In relation to Inter-Company Payables and Inter-Company Receivables owed between any Group Company and a member of the Seller’s Group:
(a)	the Purchaser shall at Completion procure that each relevant Group Company shall repay to the relevant member of the Seller’s Group each of the Estimated Inter-Company Payables; and

(b)	the Seller shall at Completion procure that each relevant member of the Seller’s Group shall repay to the relevant Group Company each of the Estimated Inter-Company Receivables; and
when the Completion Statement has been finally agreed or determined in accordance with 0 the following further payments shall (if applicable) be made in respect of any Inter-Company Payables and Inter-Company Receivables:
(i)	if the actual amount of any such (A) Inter-Company Payable is greater than the applicable Estimated Inter-Company Payable or (B) Inter-Company Receivable is less than the applicable Estimated Inter-Company Receivable, then the Purchaser shall procure that the relevant Group Company pays to the relevant member of the Seller’s Group an amount equal to the difference; and

(ii)	if the actual amount of any such (A) Inter-Company Payable is less than the applicable Estimated Inter-Company Payable or (B) Inter-Company Receivable is greater than the Estimated Inter-Company Receivable, then the Seller shall procure that the relevant member of the Seller’s Group shall repay to the relevant Group Company an amount equal to the difference,
(in each such case together with interest on such difference(s) for the period from (but excluding) the Completion Date to (but including) the date of payment in accordance with the rate of interest referred to in subclause 3.4 above) within five Business Days of the date on which the Completion Statement is agreed or determined in accordance with 0.

4.	CONDITION PRECEDENT

4.1	The sale and purchase of the Shares is conditional on the Antitrust Clearance being granted (the Condition).

4.2	Subject to the co-operation of the Seller in accordance with the provisions of subclause 4.5, the Purchaser shall procure the filing of the necessary clearance and approval applications for the Antitrust Clearance as soon as reasonably practicable following the date hereof and in any event within two weeks of the date hereof.

4.3	The Purchaser shall use its best endeavours to procure that the Condition is satisfied on or before the date which is five months from the date on which the filing of the necessary clearance and approval applications for the Antitrust Clearance is made pursuant to subclause 4.2 (the Long Stop Date).

4.4	The Purchaser undertakes to keep the Seller informed as to progress towards satisfaction of the Condition and, insofar as they relate to the satisfaction of the Condition, undertakes to:
(a)	promptly notify the Seller and provide copies of any communications from any Competition Authority where such communications have not been independently or simultaneously supplied to the Seller;

(b)	provide the Seller (or advisers nominated by the Seller) with draft copies of all submissions and communications to any Competition Authority at such time as will allow the Seller a reasonable opportunity to provide comments on those submissions and communications before they are submitted or sent and as soon as reasonably practicable provide the Seller (or such nominated advisers) with copies of such submission and communications in the form submitted or sent; and

(c)	provide the Seller with a meeting note of any meeting with any Competition Authority, provided that nothing in this subclause 4.4 shall require the Purchaser to disclose to the Seller any information which is of a confidential nature or is subject to duties of confidentiality in respect of the Purchaser or any shareholder in the Purchaser (or any holding company of the Purchaser), and any other company in which any such shareholder is an investor or any adviser, manager or general partner of such a shareholder.

4.5	The Seller undertakes to co-operate with the Purchaser and provide all information and assistance reasonably required by any Competition Authority as soon as reasonably practicable upon being requested to do so by the Purchaser.

4.6	If the Condition is not satisfied on or before the Long Stop Date:
(a)	except for this subclause, clauses 1, 12, 13, 14, 15, 18, 19.3, 19.4, 20, 21 and 22 and the provisions of Schedule 1, all the provisions of this Agreement shall lapse and cease to have effect; and

(b)	neither the lapsing of those provisions nor their ceasing to have effect shall affect any accrued rights or liabilities of any party in respect of damages for non-performance of any obligation under this Agreement falling due for performance prior to such lapse and cessation.
5.	COMPLETION
5.1	(a)	If the Condition is satisfied on or before 31 August 2006, Completion shall take place at the offices of the Seller’s Lawyers at 11.00 a.m. on the fifth Business Day (or such earlier date as agreed between the parties) following the date on which the Condition is satisfied in accordance with subclause 4.1.

	(b)	If the Condition is satisfied on or after 1 September 2006, at the Seller’s election Completion shall take place at the offices of the Seller’s Lawyers at 11 a.m. on either:
(i)	the fifth Business Day following the date on which the Condition is satisfied in accordance with subclause 4.1; or

(ii)	the first Business Day of the month following the month in which the Condition is satisfied.

The Seller will make its election in writing to the Purchaser within two Business Days of the satisfaction of the Condition.
(c)	The Determination Date is:
(i)	the first calendar day of the month following the satisfaction of the Condition if (A) the Condition is satisfied on or before 31 August 2006 but less than five Business Days before the last Business Day of a month or (B) the Seller elects for Completion to occur on the first Business Day of the month following the month in which the Condition is satisfied pursuant to subclause 5.1(b)(ii); or

(ii)	the first calendar day of the month in which the Condition is satisfied in all other circumstances.
5.2	In addition to the pre-Completion covenants set out in Schedule 2, no Group Company will enter into or engage in any type of transaction with any member of the Seller’s Group for the period from (and including) the Determination Date until the date on which Completion actually occurs, including, but not limited to, the payment of any dividends, the making of any distributions, the borrowing or repayment of any inter company loans, the transfer or sale of any assets or liabilities and the incurring or payment of any management charges, inter-company interest, charges under the general services agreement or any successor agreement or allocation of the Seller’s Group costs or otherwise save that the Seller will, at the Purchaser’s request, provided that the Purchaser agrees to procure the repayment by the relevant Group Company of such amount to the Seller on Completion, provide or procure the provision to any Group Company of cash funding for its immediate requirements.
5.3	Until Completion the provisions of Schedule 2 shall apply.
5.4	At Completion:
(a)	the Seller shall observe and perform the provisions of Part 1 of Schedule 3; and

(b)	the Purchaser shall observe and perform the provisions of Part 2 of Schedule 3.
5.5	(a)	If for any reason the provisions of Part 1 of Schedule 3 are not fully observed and performed as contemplated by subclauses 5.1 and 5.4, the Purchaser may elect (in addition and without prejudice to all other rights and remedies available to it) not to complete the purchase of the Shares or to fix a new time and date for Completion within five Business Days of the original date for Completion by, in either case, giving notice to the Seller. The Purchaser shall not be obliged to complete the purchase of any of the Shares unless the purchase of all the Shares is completed simultaneously in accordance with this Agreement.

	(b)	If for any reason the provisions of Part 2 of Schedule 3 are not fully observed and performed as contemplated by subclauses 5.1 and 5.4 the Seller may elect (in addition and without prejudice to all other rights and remedies available to it) not to complete the sale of the Shares or to fix a new time and date for Completion within five Business Days of the original date for Completion by, in either case, giving notice to the Purchaser. In particular, the Seller shall not be obliged to complete the sale of any of the Shares unless the sale of all the Shares is completed simultaneously in accordance with this Agreement.
5.6	If the Purchaser or the Seller elects not to complete the sale or the purchase of the Shares under subclause 5.5:

(a)	except for this subclause, clauses 1, 12, 13, 14, 15, 18, 19.3, 19.4, 20, 21 and 22 and the provisions of Schedule 1, all the provisions of this Agreement shall lapse and cease to have effect; and

(b)	neither the lapsing of those provisions nor their ceasing to have effect shall affect any accrued rights or liabilities of any party in respect of damages for non-performance of any obligation falling due for performance prior to such lapse and cessation.
6.	GUARANTEES, INDEMNITIES AND RELEASES

6.1	With the exception of the guarantees and indemnities set out in this Agreement, any other Transaction Document, the Sipperec Guarantee and the Group Tax Exit Agreement to which this subclause 6.1 shall not apply, the Seller shall procure that on Completion each Group Company is released from all guarantees and indemnities given by that Group Company in respect of any liability of the Seller or any other member of the Seller’s Group, and pending such release the Seller shall fully indemnify and hold harmless that Group Company against all liabilities under those guarantees and indemnities.

6.2	On or prior to Completion, the Seller shall procure that all Encumbrances with respect to the assets of the Group Companies are released (except, in the case of current assets, retention or reservation of title by the supplier thereof, and, in the case of real property, servitudes and usufructs encumbering real property that do not have a material and adverse effect on the operation of the business of the Group Companies taken as a whole).

6.3	Without limiting subclauses 6.4 and 6.5, the Purchaser shall procure that as from Completion each member of the Seller’s Group is released from all guarantees and indemnities given by that member in respect of any liability of any Group Company (an indicative list of which is set out in Error! Reference source not found.), and pending such release the Purchaser shall fully indemnify and hold harmless that member against all liabilities under those guarantees and indemnities.

6.4	The Purchaser shall procure that as from Completion each of the Seller and UPC France Holding B.V. is released from any and all obligations arising under the Sipperec Memorandum, including, inter alia, any financing obligations, and pending such release the Purchaser shall fully indemnify and hold harmless the Seller and UPC France Holding B.V. against all liabilities under the Sipperec Memorandum.

6.5	The Purchaser shall as from Completion and to the extent that the Company fails to fully comply with its obligations under the Sipperec Guarantee, fully indemnify and hold harmless the Seller and UPC France Holding B.V. against all liabilities under the Sipperec Guarantee.

6.6	The Seller shall, save as set out in the other Transaction Documents, subclause 3.5 and the other provisions of this Agreement, terminate, or shall procure the termination of, all agreements with the Group Companies (other than the Sipperec Guarantee, the Group Tax Exit Agreement, the asset purchase agreement between the Company and UPC Broadband Operations B.V. and the HITS Agreement) with effect from the Completion Date so that:
(a)	no relevant member of the Seller’s Group nor relevant Group Company shall have any obligations or rights of any nature whatsoever (including any right of recourse to any debt forgiveness) under such agreements; and

(b)	each relevant member of the Seller’s Group and each relevant Group Company irrevocably releases and discharges the other from any present, past or future claims or demands (whether known or unknown) under or in connection with such agreements (or any transactions entered into thereunder).

7.	SELLER’S WARRANTIES
7.1	(a)	The Seller warrants to the Purchaser that except as Fairly Disclosed to the Purchaser in the Disclosure Letter, the Data Room or this Agreement, each of the statements set out in Schedule 4 (the Warranted Statements) is on the date of this Agreement true and accurate and, in respect of the Warranties set out in paragraphs 1.2(a), 1.3, 1.9 and 1.10 of Schedule 4, will at Completion be true and accurate.

	(b)	Notwithstanding the subparagraph 7.1(a), the Data Room shall not act as a general disclosure to the Warranties set out in: (i) paragraph 1.3 of Schedule 4 which shall only be qualified by the Disclosure Letter; (ii) paragraph 1.8(a) of Schedule 4 which shall only be qualified by Appendix 5 to the Disclosure Letter; and (iii) paragraph 2.2(h) of Schedule 4 which shall only be qualified by Appendix 6 to the Disclosure Letter.
7.2	The Purchaser shall have the right to claim damages for all losses, damages and reasonable expenses (including reasonable attorney fees) actually and directly incurred by the Company, the Purchaser or any Group Company but excluding any decrease in the value of the Shares except with respect to a breach of any Warranty set out in paragraph 1.3 of Schedule 4 (the Losses) as a result of any inaccuracy in the Warranted Statements.

7.3	The liability of the Seller in connection with the Warranties shall be subject to the limitations contained in, and to the provisions of, Schedule 5 and any Warranty Claim shall be subject to the provisions of that schedule.

7.4	If the Purchaser or any of the Group Companies becomes aware of a matter or circumstance which is likely to give rise to a Warranty Claim, the Purchaser shall give notice to the Seller specifying that matter or circumstance in reasonable detail, providing a good faith estimate of the amount of such Warranty Claim and setting out such other facts as the Purchaser deems necessary, as soon as reasonably practicable (but no later than fifteen Business Days) after it becomes aware of that matter or circumstance. If the Purchaser is not able to provide a good faith estimate at the time of such notice then the Purchaser shall provide such good faith estimate when it possesses sufficient information to enable it to do so. Subject to paragraph 7 of Schedule 5, any failure by the Purchaser to give notice as contemplated by this subclause 7.4 in relation to any matter or circumstance shall not, for the avoidance of doubt, prevent the Purchaser from making any Warranty Claim arising from that matter or circumstance, but the Seller shall not be liable for any Losses in respect of any such Warranty Claim if and to the extent that they are increased, or are not reduced, as a result of such failure.

7.5	The Purchaser shall give notice to the Seller as soon as reasonably practicable (but no later than fifteen Business Days) after, based upon the notices given by the Purchaser to the Seller pursuant to subclause 7.4, the amount of all Warranty Claims as to which the Purchaser has provided a good faith estimate pursuant to subclause 7.4 exceeds €5,000,000.

7.6	Any payment made by the Seller in respect of a breach of the Warranties shall be made to the Purchaser (or as the Purchaser in good faith directs). Such payment shall include any tax which would be due by reason of said payment.

8.	PURCHASER’S WARRANTIES

The Purchaser warrants to the Seller that:
(a)	it has the power to execute this Agreement, and each of the other Transaction Documents to which it is or will be a party, and to perform its obligations under each of them and has taken all action necessary to authorise such execution and the performance of such obligations;

(b)	it is a corporation organised and validly existing under the laws of France and it is not insolvent or the subject of any insolvency proceedings;

(c)	this Agreement constitutes, and each of the other Transaction Documents to which it is or will be a party will, when executed, constitute legal, valid and binding obligations of the Purchaser in accordance with its terms;

(d)	the execution by the Purchaser of this Agreement and of each of the other Transaction Documents to which it is or will be a party and the performance of the obligations of the Purchaser under it and each of them do not and will not conflict with or constitute a default under any provision of:
(i)	any agreement or instrument to which the Purchaser is a party; or

(ii)	the constitutional documents of the Purchaser; or

(iii)	any law, statutory lien, order, judgment, award, injunction, decree, ordinance or regulation or any other statutory restriction of any kind or character by which the Purchaser is bound;
(e)	save for the Antitrust Clearance, all board approvals and other authorisations that are necessary to enable the Purchaser to execute and perform its obligations under this Agreement and each of the other Transaction Documents to which it is or will be a party have been obtained;

(f)	under the terms of the Financing Commitment the Purchaser has (and at Completion will have) immediately available on an unconditional basis (subject only to Completion) the necessary cash resources to meet its obligations under this Agreement, and each of the other Transaction Documents to which it is or will be a party; and

(g)	the group structure of the Purchaser’s Group is as date of this Agreement, and will at the date of Completion be, as set out respectively in the Group Structure Charts.
9.	PROVISIONS INDEMNITY

9.1	Subject to subclauses 9.2 to 9.8, the Seller hereby covenants with the Purchaser to pay to the Purchaser or the relevant Group Company as directed in good faith by the Purchaser an amount equal to any Group Company’s actual (cash) payment in respect of any Provisioned Matter following a settlement pursuant to subclause 9.3 or an enforceable judgement or decision (“decision executoire”). For the avoidance of doubt, if such actual (cash) payment is higher than the amount of the provision related to the Provisioned Matter for which such payment is due, the amount to be paid by the Seller under this clause 9 shall not be limited to the amount of such provision but shall be equal to the amount of the actual (cash) payment made by the Group Company, within the aggregate limit set forth in subclause 9.5.
9.2	The Purchaser shall, and shall procure that each Group Company shall, conduct any discussions, actions, legal proceedings, dispute or settlement or other negotiations in connection with the Provisioned Matters in the ordinary course of business and keep the Seller informed of the same, including by providing the Seller with copies of all relevant material documents and such other material information received by the Purchaser or of which the Purchaser otherwise becomes aware and is relevant.

9.3	The Purchaser shall not, and shall procure that no Group Company shall, make any admission of liability, agreement, settlement or compromise in relation to any Provisioned Matter without the prior written consent of, and following consultation with, the Seller.

9.4	The liability of the Seller pursuant to this clause 9 shall terminate on the date that is 36 months from the Completion Date unless (in respect of any claim) prior to that date the Purchaser has notified the Seller of that claim under this clause 9.

9.5	If any Group Company pays before Completion any settlement or judgement in respect of any litigation which is a Provisioned Matter, the Seller’s aggregate liability under this clause 9 shall be reduced by the amount of such actual payment. Subject to the preceding subparagraph, the Seller’s aggregate liability under this clause 9 for the Provisioned Matters shall not exceed €5,950,000.

9.6	With the exception of paragraphs 2.1(c), 2.1(g), 2.1(j), 9, 10 and 11 of Schedule 5 which shall apply to this clause 9 as if they were set out herein, the liability of the Seller pursuant to this clause 9 shall not be limited or qualified in any respect by Schedule 5.

9.7	For the avoidance of doubt, the liability of the Seller under this clause 9 shall not extend to any other Losses (including any legal and other professional fees and costs) which the Purchaser or any Group Company may suffer or incur (including any expenses incurred in establishing a right to any claim under this clause 9 and/or seeking advice regarding any such claim or in any way related to or in connection with this clause 9) in any such case arising out of, based upon or in connection with, whether directly or indirectly, the Provisioned Matters.

9.8	If any Loss is covered by any Warranty and this clause 9, the provisions of this clause 9 shall solely apply.

10.	POST-COMPLETION COVENANTS

10.1	Without prejudice to subclause 12.2(b), the Purchaser shall maintain and make available to the Seller any books and records of any Group Company (or, if practicable, the relevant parts of those books and records) existing at Completion and acquired pursuant to this Agreement which are required by any member of the Seller’s Group for the purpose of (a) filing its tax returns or dealing with the relevant Taxation Authority in respect of such returns, (b) preparing the audited consolidated financial statements of the Seller’s Group for the 2006 financial year or (c) complying with applicable laws or regulation and, accordingly, the Purchaser shall, upon being given reasonable notice by the Seller and subject to the Seller giving such undertaking as to confidentiality as the Purchaser shall reasonably require, procure that such books and records are made available to the Seller for inspection (during business hours) and copying (at the Seller’s expense) for and only to the extent necessary for such purpose and for a period of six years from Completion (or for such longer period as may be required under applicable law). In particular the Purchaser shall use all reasonable endeavours to procure that the Group Companies shall deliver to the Seller at the Seller’s reasonable cost as soon as reasonably practicable after Completion (in a form consistent with past practice) (i) the year end financial package required for the purposes of the audited accounts of the Seller’s Group and (ii) the control compliance package (in connection with Sarbanes-Oxley legislation), and the Purchaser shall use all reasonable endeavours to procure at the Seller’s reasonable cost that the relevant members of the Group Companies’ management deliver the normal representation letters (in a form consistent with past practice) applied within the Group Companies for the Seller’s Group in relation to such financial information and to the extent that such information and letters have not been delivered to the Seller prior to Completion. The Seller undertakes to use all reasonable endeavours to procure the delivery of such information and letters in this subclause 10.1 prior to Completion and acknowledges that the Purchaser shall have no liability to the Seller in the event that any piece of information or letter is not delivered to the Seller.

10.2	The Seller shall maintain and make available to the Purchaser any books and records of the Seller or the members of the Seller’s Group (or, if practicable, the relevant parts of those books and records) which are required by the Purchaser’s Group and/or the Group for the purpose of (a) filing its tax returns or dealing with the relevant Taxation Authority in respect of such returns, (b) preparing the financial statements of the Group Companies and/or members of the Purchaser’s Group for the 2006 financial year or (c) complying with applicable laws or regulation (including disclosure obligations of any stock exchange in connection with the listing of any debt or equity securities which may be issued from time to time by any member of the Purchaser’s Group) and, accordingly, the Seller shall, upon being given reasonable notice by the Purchaser and subject to the Purchaser giving such undertaking as to confidentiality as the Seller shall reasonably require, procure that such books and records are made available to the Purchaser for inspection (during business hours) and copying (at the Purchaser’s expense) for and only to the extent necessary for such purpose and for a period of six years from Completion (or for such longer period as may be required under applicable law).
10.3	The Purchaser shall make available to the Seller and its advisers, as it shall nominate, all financial and ancillary information in respect of the 2006 financial year, that the Seller may request for the purpose of preparing the US corporate income tax reporting in relation to the Group Companies. The Purchaser shall provide the information required by the Seller at least 30 Business Days before the intended submission of the said reporting to the US Taxation Authority. The Seller shall request the information in writing and allow the Purchaser a reasonable delay to provide the said information.
10.4	The Purchaser shall inform the Seller, at least 30 Business Days before it is intended to submit the French income tax returns for the 2006 financial year, of any tax treatment of amortization or depreciation or impairment of assets, or any tax treatment in the timing of the recognition or accrual of income or expenses, which would be different from the tax treatment applied by the Seller for the 2005 financial year, for any of the Group Companies or any of the companies of the Purchaser’s Group to which assets of the Group Companies have been transferred and any merger, transfer of assets or transfer of shares involving the Group Companies. If, within 15 Business Days of receiving the said information, the Seller makes any representations to the Purchaser, those representations shall, to the extent that they are reasonable be taken into account for the computation of the taxable income or tax loss of the company concerned. For the avoidance of doubt, representations made by the Seller shall be regarded as reasonable where they are made in order to avoid an increase in any Tax liability in France of any member of the Seller’s Group or a decrease in any Pre-Completion Relief in France that would otherwise have been available except when said representations entail a material adverse effect for the Purchaser or the Group Companies, such material adverse effect to exclude any reduction in the carried forward tax losses available as at the Accounts Date for the Group Companies. It is specified that for the application of this clause, Pre-Completion Relief will not include the pre tax consolidation tax losses carried forward by the Group Companies.
10.5	If the parties, having negotiated in good faith for a period of 15 Business Days, fail to reach agreement as to whether the representations made by the Seller pursuant to subclause 10.4 are reasonable, either the Seller or the Purchaser may refer the matter for determination by a member of a leading international firm of chartered accountants (the Expert). The Expert shall be appointed by agreement between the parties and each party must act reasonably in agreeing on the choice of the Expert. The Expert shall decide the matter in question as an expert (and not as an arbitrator) and his decision shall be final, except in the case of manifest error. Both parties shall make all relevant information available to the Expert. The costs of the Expert shall be borne by the parties in such proportions as the Expert considers to be fair and reasonable in all the circumstances.

10.6	Other than in accordance with the terms of the Transitional Services Agreement and the Trade Mark Licences, as soon as reasonably practicable, and (unless otherwise agreed between the parties) no later than twelve months after Completion, the Purchaser shall procure that, from such date, no

Group Company uses or displays (including on or in its business stationery, documents, signs, promotional materials or website) any name, mark or logo which is the same as or similar to, or is likely to be confused or associated with, any name, mark or logo of a member of the Seller’s Group in use by any member of the Seller’s Group at Completion, including “UPC”, “chello”, “Liberty Global”, “Liberty” and “LGI”.

10.7	From Completion and save as permitted under subclause 10.6, the Purchaser shall procure that no Group Company represents that the Seller or any other member of the Seller’s Group retains any connection with the Group Companies.

10.8	On Completion, the Group Companies that are currently a part of the existing Tax group with the Seller shall cease to be a part of such Tax group, effective as of 1 January 2006, pursuant to the Group Tax Exit Agreement. From Completion, the Purchaser shall cause the relevant Group Companies to fully comply with all provisions of the Group Tax Exit Agreement, and the Seller shall fully comply with all provisions of the Group Tax Exit Agreement.

11.	PROTECTIVE COVENANTS

11.1	The Seller covenants with the Purchaser and each Group Company and their legal successors in interests that it shall not and shall procure that no other Restricted Person shall either alone or jointly with others, whether as principal, agent, manager, shareholder or in any other capacity:
(a)	for a period of twelve (12) months after Completion either directly or indirectly, solicit for employment or employ any person who is at Completion an employee of a Group Company to leave the employment of that Group Company, provided however that this paragraph shall not apply to any person who is no longer employed by either the Purchaser, Purchaser’s Group or any of the Group Companies and shall not prohibit general solicitations for employment through public advertisements, in response to an approach made by a recruitment consultant or other means (provided such solicitations are not targeted specifically at any person who is at Completion a director or senior employee of a Group Company or the Purchaser’s Group); or

(b)	for a period of twelve (12) months after Completion either directly or indirectly, carry on or be engaged in or hold an interest in a business in France which is competitive with any of the businesses carried on by a Group Company as at Completion but excluding, for the avoidance of doubt, any financing business of, or the provision of financing by, any Restricted Person in France to any other Restricted Person.
11.2	The provisions of this clause 11 may be varied or terminated by agreement between the Seller and the Purchaser (and the Purchaser may also release or compromise in whole or in part any liability in respect of rights or claims contemplated by this clause without the consent of any Group Company).

12.	ANNOUNCEMENTS AND CONFIDENTIALITY

12.1	Neither the Seller nor the Purchaser shall make (or permit any other member of the Seller’s Group or the Purchaser’s Group to make) any announcement concerning this sale and purchase or any ancillary matter before, on or after Completion.

12.2	The Purchaser shall and shall procure that:
(a)	each member of the Purchaser’s Group shall keep confidential all information provided to it by or on behalf of the Seller or otherwise obtained by or in connection with this Agreement which relates to any member of the Seller’s Group; and

(b)	if after Completion any Group Company holds confidential information relating to the Seller’s Group, it shall keep that information confidential.
12.3	The Seller shall and shall procure that:
(a)	the Seller’s Group shall keep confidential all information provided to it by or on behalf of the Purchaser or otherwise obtained by or in connection with this Agreement which relates to any member of the Purchaser’s Group; and

(b)	if after Completion the Seller holds confidential information relating to any Group Company, it shall keep that information confidential.
12.4	Nothing in this clause 12 prevents any announcement being made or any confidential information being disclosed:
(a)	with the written approval of the other parties to this Agreement, which in the case of any announcement shall not be unreasonably withheld or delayed; or

(b)	to the extent a party determines that it is required by law or any competent regulatory body or stock exchange rules to do so, but a party required to disclose any confidential information shall, where practicable and lawful to do so:
(i)	other than with respect to US public filings, promptly notify the other parties before disclosure occurs; and

(ii)	other than with respect to US public filings, consult with the other parties regarding the timing and content of such disclosure.
12.5	Nothing in this clause 12 prevents disclosure of confidential information by any party:
(a)	to the extent that the information is in or comes into the public domain other than as a result of a breach of any undertaking or duty of confidentiality by any person; or

(b)	to that party’s professional advisers, auditors or bankers and, for the avoidance of doubt, subject to the signature of a standard LMA confidentiality agreement in the context of syndication, bankers will be able to disclose confidential information to any proposed assignee, transferee or substitute of, or proposed party to any proposed sub-participation in the financing of this transaction, but before any disclosure to any such person the relevant party shall procure that he is made aware of the terms of this clause 12 and shall use its best endeavours to procure that such person adheres to those terms as if he were bound by the provisions of this clause 12.

13.	SELLER’S GUARANTOR’S GUARANTEE

13.1	If the Seller (unless relieved from the performance by any provision of this Agreement) in any respect fails to make a payment under this Agreement within a period of 10 Business Days of any arbitration award, the Seller’s Guarantor guarantees to the Purchaser that it will procure such payment by the Seller within a further 10 Business Days or, failing which, the Seller’s Guarantor will make such payment itself. This guarantee shall be construed as a cautionnement non solidaire within the meaning of the French civil code.

13.2	The Seller’s Guarantor warrants to the Purchaser that:

(a)	it has the power to execute this Agreement and to perform its obligations under it and has taken all action necessary to authorise such execution and the performance of such obligations;

(b)	it is a corporation organised and validly existing under the laws of The Netherlands and it is not insolvent or the subject of any insolvency proceedings;

(c)	this Agreement constitutes legal, valid and binding obligations of the Seller’s Guarantor in accordance with its terms; and

(d)	the execution by the Seller’s Guarantor of this Agreement and the performance of the obligations of the Seller’s Guarantor under it do not and will not conflict with or constitute a default under any provision of:
(i)	any agreement or instrument to which the Seller’s Guarantor is a party; or

(ii)	the constitutional documents of the Seller’s Guarantor; or

(iii)	any law, statutory lien, order, judgment, award, injunction, decree, ordinance or regulation or any other statutory restriction of any kind or character by which the Seller’s Guarantor is bound.
14.	PURCHASER’S GUARANTOR’S GUARANTEE

14.1	If the Purchaser (unless relieved from the performance by any provision of this Agreement) in any respect fails to make a payment under this Agreement within a period of 10 Business Days of any arbitration award, the Purchaser’s Guarantor guarantees to the Seller that it will procure such payment by the Purchaser within a further 10 Business Days or, failing which, the Purchaser’s Guarantor will make such payment itself. This guarantee shall be construed as a cautionnement non solidaire within the meaning of the French civil code.

14.2	The Purchaser’s Guarantor warrants to the Seller that:
(a)	it has the power to execute this Agreement and to perform its obligations under it and has taken all action necessary to authorise such execution and the performance of such obligations;

(b)	it is a corporation organised and validly existing under the laws of France and it is not insolvent or the subject of any insolvency proceedings;

(c)	this Agreement constitutes legal, valid and binding obligations of the Purchaser’s Guarantor in accordance with its terms; and

(d)	the execution by the Purchaser’s Guarantor of this Agreement and the performance of the obligations of the Purchaser’s Guarantor under it do not and will not conflict with or constitute a default under any provision of:
(i)	any agreement or instrument to which the Purchaser’s Guarantor is a party; or

(ii)	the constitutional documents of the Purchaser’s Guarantor; or

(iii)	any law, statutory lien, order, judgment, award, injunction, decree, ordinance or regulation or any other statutory restriction of any kind or character by which the Purchaser’s Guarantor is bound; and

(iv)	the group structure of the Purchaser’s Group is at the date of is Agreement, and will at the date of Completion be, as set out respectively in the Group Structure Charts.
15.	NOTICES

15.1	Save as set out in Schedule 2, any notice or other communication to be given under this Agreement must be in writing (which includes fax, but not email) and must be delivered or sent by post or fax to the party to whom it is to be given as follows:

(a)	to the Seller at:	(b)	to the Seller’s Guarantor at:

	20, Place des Vins de France		Boeing Avenue 53
	Paris		1119 PE Schiphol Rijk
	75012		Postbus 74763
	France		1070 BT
Amsterdam
The Netherlands

	Fax: +33 (0)1 53 44 81 64		Fax: +31 (0)207 789 871

marked for the attention of The General Counsel
marked for the attention of The General Counsel

	with a copy to the Seller’s Lawyers at:		with a copy to the Seller’s Lawyers at:

	Edouard VII		Edouard VII
	26, boulevard des Capucines		26, boulevard des Capucines
	75009 Paris		75009 Paris
	France		France

	Fax: + 33 (0)1 40 06 54 54		Fax: + 33 (0)1 40 06 54 54

	marked for the attention of Frederic		marked for the attention of Frederic Moreau,
	Moreau, Partner		Partner

and with a copy to the Seller’s
Guarantor at:

Boeing Avenue 53
1119 PE Schiphol Rijk
Postbus 74763
1070 BT
Amsterdam
The Netherlands

Fax: +31 (0)207 789 871

marked for the attention of The
General Counsel

(c)	to the Purchaser at:	(d)	to the Purchaser’s Guarantor at:

	Altice France Est		Eno France SAS
	c/o NC Numéricâble SAS		c/o NC Numéricâble SAS

12-16, rue Guynemer	12-16, rue Guynemer
92445 Issy les Moulineaux	92445 Issy les Moulineaux

Fax: + 33 (0)1 55 92 46 91	Fax: + 33 (0)1 55 92 46 91

marked for the attention of Monsieur	marked for the attention of Monsieur le Président
le Président

with a copy to:	with a copy to:

Franklin Société d’Avocats	Franklin Société d’Avocats
26, Avenue Kléber	26, Avenue Kléber
75116 Paris	75116 Paris

Fax: + 33 (0)1 45 02 79 01	Fax: + 33 (0)1 45 02 79 01

marked for the attention of Alexandre Marque	marked for the attention of Alexandre Marque

Wildgen & Partners	Wildgen & Partners
69, boulevard de la Petrusse	69, boulevard de la Petrusse
L-2320 Luxembourg	L-2320 Luxembourg

Fax : +352 40 44 09	Fax : +352 40 44 09

marked for the attention of Eric Sublon	marked for the attention of Eric Sublon

Cinven Limited	Cinven Limited
Warwick Court, Paternoster Square	Warwick Court, Paternoster Square
London EC4 M7AG	London EC4 M7AG

Fax: + 44 (0) 20 76 31 38 43	Fax: + 44 (0) 20 76 31 38 43

marked to the attention of Kevin Whale	marked to the attention of Kevin Whale

and with a copy to:	and with a copy to:

Cinven S.A.	Cinven S.A.
4, square Edouard VII	4, square Edouard VII
75009 Paris	75009 Paris

Fax: + 33 (0) 1 44 71 44 99	Fax: + 33 (0) 1 44 71 44 99

marked for the attention of Nicolas	marked for the attention of Nicolas Paulmier and
Paulmier and Xavier Geismar	Xavier Geismar
or at any such other address or fax number of which it shall have given notice for this purpose to the other parties under this clause 15. Any notice or other communication sent by post shall be sent by registered post (if the country of destination is the same as the country of origin) or by registered airmail (if the country of destination is not the same as the country of origin).
15.2	Any notice or other communication shall be deemed to have been given:
(a)	if delivered, on the date of delivery; or

(b)	if sent by post, on the second Business Day after it was put into the post; or

(c)	if sent by fax, on the date of transmission, if transmitted before 3.00 p.m. (local time at the country of destination) on any Business Day, and in any other case on the Business Day following the date of transmission.
16.	FURTHER ASSURANCES

16.1	In relation to each Group Company, the Seller shall procure the convening of all meetings, the giving of all waivers and consents, the execution of all documents and the passing of all resolutions as are necessary under statute, its constitutional documents or any agreement or obligation affecting it to give effect to this Agreement and the other Transaction Documents.
16.2	For so long after Completion as the Seller or any nominee of it remains the registered holder of any Share, it shall hold (or direct the relevant nominee to hold) that Share and any distributions, property and rights deriving from it on behalf of the Purchaser and shall deal with that Share and any distributions, property and rights deriving from it as the Purchaser directs; in particular, the Seller shall exercise all voting rights as the Purchaser directs or shall execute an instrument of proxy or other document which enables the Purchaser or its representative to attend and vote at any meeting of the Company.

16.3	Without prejudice to subclause 8(e), the Purchaser shall procure the convening of all meetings, the giving of all waivers and consents, the execution of all documents and the passing of all resolutions as are necessary under statute, its constitutional documents or any agreement or obligation affecting it to give effect to this Agreement and the other Transaction Documents.

17.	ASSIGNMENTS

17.1	None of the rights or obligations under this Agreement may be assigned or transferred without the prior written consent of all the parties to this Agreement (such consent not to be unreasonably withheld), save that the Purchaser shall have the right to assign or transfer any of its rights under this Agreement:
(a)	to any entity controlling, controlled by or under common control with the Purchaser (each a Permitted Assignee) provided that if a Permitted Assignee ceases to be an entity controlling, controlled by or under common control with the Purchaser it shall immediately upon cessation assign such rights as were assigned to it to another Permitted Assignee; or

(b)	to its lenders (or their agent) by way of security through a “délégation” to which the Seller will be a party as “délégué”, for the purpose of financing the transaction contemplated by this Agreement (including refinancing the existing indebtedness of the Company and its Subsidiaries), provided that (i) no such assignment shall operate to impose any additional liability or increase the liability of the Seller or any member of the Seller’s Group pursuant to this Agreement or any other Transaction Document; and (ii) the Purchaser notifies the Seller promptly upon it exercising any right of assignment pursuant to this clause 17.

17.2	All rights of the Purchaser to claim for breach of any Warranty or breach of any covenant under this Agreement shall terminate automatically upon a Purchaser Change of Control provided that in such circumstances the Purchaser may assign its rights under this Agreement to an entity controlled by the legal entity acting as general partner of Altice Participations L.P and/or (i) the Cinven Funds, or (ii) any general partner managing any of the Cinven Funds, or (iii) any funds, investment vehicles or other legal entity managed by any of the entities mentioned under (ii) above, upon written notice to the Seller. A Purchaser Change of Control shall be deemed to occur if the Purchaser is no longer controlled, directly or indirectly, by the entities mentioned above
18.	PAYMENTS

18.1	Unless otherwise expressly stated (or as otherwise agreed in the case of a given payment), each payment to be made under this Agreement shall be made in Euro by transfer of the relevant amount into the relevant account on or before the date the payment is due for value on that date. The relevant account for a given payment is:
(a)	if that payment is to the Seller, the account of the Seller as the Seller shall, not less than five Business Days before the date that payment is due, have specified by giving notice to the Purchaser for the purpose of that payment; and

(b)	if that payment is to the Purchaser, the account of the Purchaser at:

Strasbourg CAE
3 rue d’Ingwiller
67000 Strasbourg

ALTICE FRANCE EST
IBAN FR21 3000 2085 7100 00062326 D75
BIC / SWIFT: CRLYFRPP

or such other account as the that payment is payment. Purchaser shall, not less than five due, have specified Business Days before the date by giving notice to the Seller for the purpose of that
18.2	If a party defaults in making any payment when due of any sum payable under this Agreement, it shall pay interest on that sum from (and including) the date on which payment is due until (but excluding) the date of actual payment (after as well as before judgment) at a rate of 12 per cent. per annum, which interest shall accrue from day to day and be compounded monthly.

19.	GENERAL

19.1	Unless explicitly set forth in this Agreement no party shall be entitled in any circumstances (including following the occurrence of a force majeure event) to terminate, rescind or otherwise refuse to perform its obligations under this Agreement.

19.2	Each of the obligations, Warranties and undertakings set out in this Agreement (excluding any obligation which is fully performed at Completion) shall continue in force after Completion in accordance with the terms and conditions set out in this Agreement and shall not be affected by any notice given by the Purchaser in respect of the Condition.

19.3	Except as otherwise expressly provided in this Agreement and for transfer duties (“droits d’enregistrement et droits de timbre”) due in connection with the transfer of the Shares (which shall be paid by the Purchaser), each party shall pay the costs and expenses incurred by it in connection with the entering into and completion of this Agreement.

19.4	The rights of each party under this Agreement:
(a)	may be exercised as often as necessary;

(b)	except as otherwise expressly provided in this Agreement, are cumulative and not exclusive of rights and remedies provided by law; and

(c)	may be waived only in writing and specifically.
Delay in exercising or non-exercise of any such right is not a waiver of that right.

20.	WHOLE AGREEMENT

20.1	This Agreement, the other Transaction Documents and the letter regarding Transitional Service Agreement payments and Target Working Capital contain the whole agreement between the parties relating to the transactions contemplated by this Agreement and the other Transaction Documents and supersede all previous agreements, whether oral or in writing, between the parties relating to these transactions.

20.2	Each party acknowledges that in agreeing to enter into this Agreement and the other Transaction Documents it has not relied on any representation, warranty, collateral contract or other assurance (except those set out in this Agreement, the other Transaction Documents and the letter regarding Transitional Service Agreement payments and Target Working Capital) made by or on behalf of any other party before the entering into of this Agreement. Each party waives all rights and remedies which, but for this subclause, might otherwise be available to it in respect of any such representation, warranty, collateral contract or other assurance.

20.3	Nothing in this clause 20 limits or excludes any liability for fraud.

21.	GOVERNING LAW AND ARBITRATION

21.1	This Agreement is governed by, and shall be construed in accordance with, French law.

21.2	Save as otherwise provided for in this Agreement, any dispute arising out of or in connection with this Agreement, including without limitation any question regarding the validity, existence or termination of this Agreement, shall be finally and exclusively resolved by arbitration, conducted in English, by three arbitrators under the Rules of the International Chamber of Commerce (the Rules). The seat of arbitration shall be Paris. For the avoidance of doubt, the parties shall not be entitled to initiate any legal action or to seek any remedy before any national court by the means of summary proceedings (“référé”) or otherwise.

22.	LANGUAGE

Save for certain documents annexed to the Disclosure Letter, the language of this Agreement and the transactions envisaged by it is English and all notices to be given in connection with this Agreement must be in English. All demands, requests, statements, certificates or other documents or communications to be provided in connection with this Agreement and the transactions envisaged by it must be in English or accompanied by a certified English translation; in this case the English translation prevails unless the document or communication is a statutory or other official document or communication.

SIGNATORIES
SIGNED in Paris, on 4 originals, on 6 June 2006

SIGNED by UPC BROADBAND	)	/s/ ANTON MICHIEL TUIJTEN
FRANCE SAS	)	ANTON MICHIEL TUIJTEN
	)	authorised signatory
)

SIGNED by UPC BROADBAND	)	/s/ ANTON MICHIEL TUIJTEN
HOLDING B.V.	)	ANTON MICHIEL TUIJTEN
)
)
	)	/s/ ANTON MICHIEL TUIJTEN
	)	ANTON MICHIEL TUIJTEN
	)	attorney in fact for
	)	WALTER EUGENE MUSSELMAN

SIGNED by ALTICE FRANCE	)	/s/ MICHEL MATAS
EST SAS	)	MICHEL MATAS

SIGNED by ENO FRANCE SAS	)	/s/ MICHEL MATAS
	)	MICHEL MATAS

SCHEDULE 1
INTERPRETATION
1.	In this Agreement:

Accounts means the audited consolidated (certifié) balance sheet as at the Accounts Date, audited consolidated (certifié) profit and loss account and audited consolidated (certifié) cash flow statement (tableau de flux de trésorerie consolidés) of the Seller as at the Accounts Date, including all related footnotes, prepared in accordance with French GAAP;

Accounts Date means 31 December 2005;

Agreed Form means, in relation to any document, the form of that document which has been initialled for the purpose of identification by the Seller and the Purchaser with such changes as the Seller and the Purchaser may agree in writing before Completion;

Agreement means this Agreement for the sale and purchase of UPC France SA;

Antitrust Clearance means collectively, any decisions or the lack of a decision, or the allowance of the expiration of an applicable waiting period, by the Competition Authority, authorising (on terms on which the Purchaser and the Seller agree) or not objecting to the sale and purchase of the Shares;

Budget means the “2006 Budget Book France” contained in the Data Room at index reference 16.5.1.1;

Business Day means a day (other than a Saturday or Sunday) on which banks are generally open in London, Amsterdam and Paris for normal business;

Capital Lease means the capital lease recorded in the Accounts;

Cash means the amount of cash held by the Group Companies on any relevant date calculated in accordance with the generally accepted accounting principles applied in accordance with past practice in the preparation of the monthly management accounts, including the line items entitled “cash and cash equivalents” and “restricted cash” (up to a maximum of €600,000 of restricted cash) in such accounts;

Cinven Funds shall mean the following funds: (i) Third Cinven Fund (NO. 1) Limited Partnership, (ii) Third Cinven Fund (NO. 2) Limited Partnership, (iii) Third Cinven Fund (NO 3) Limited Partnership, (iv) Third Cinven Fund (NO. 4) Limited Partnership, (v) Third Cinven Fund (NO. 5) Limited Partnership, (vi) Third Cinven Fund Dutch (NO. 1) Limited Partnership, (vii) Third Cinven Fund Dutch (NO. 2) Limited Partnership, (viii) Third Cinven Fund Dutch (NO. 3) Limited Partnership, (ix) Third Cinven Fund US (NO. 1) Limited Partnership, (x) Third Cinven Fund US (NO. 2) Limited Partnership, (xi) Third Cinven Fund US (NO. 3) Limited Partnership, (xii) Third Cinven Fund US (NO. 4) Limited Partnership, (xiii) Third Cinven Fund US (NO. 5) Limited Partnership, and (xiv) Cinven Nominees Limited;

Competition Authority means, as applicable, the European Commission, the French Ministry of Economy and Finance, and/or the French Competition Council;

Completion means completion of the sale and purchase of the Shares in accordance with this Agreement;

Completion Date means the date on which Completion occurs;

Completion Statement has the meaning given in 0;

Condition means the condition precedent set out in subclause 4.1;

Data Room means the documents referred to in the index of data room documents annexed to the Disclosure Letter;

Délégation de Garantie means the délégation de garantie to be entered into between the Seller and the Seller’s Guarantor at Completion in the Agreed Form;

Determination Date has the meaning given in subclause 5.1(c);

Disclosure Letter means the letter dated 6 June 2006 from the Seller to the Purchaser;

Encumbrance means any mortgage, charge, pledge, lien, option, right to acquire, right of pre emption, assignment by way of security or trust arrangement for the purpose of providing security or other security interest of any kind (including any retention arrangement), entitlement to partial ownership (including usufruct and similar entitlement) or any agreement to create any of the foregoing;

Estimated Inter-Company Debt means Estimated Inter-Company Payables less the Estimated Inter-Company Receivables;

Estimated Inter-Company Payables means the estimates of what the Inter-Company Payables owed by any Group Company will be at the Determination Date determined in good faith by the Seller based upon the books and records of the Group and supplied (together with reasonable supporting evidence) by the Seller to the Purchaser prior to Completion pursuant to subclause 3.3;

Estimated Inter-Company Receivables means the estimates of what the Inter-Company Receivables owed to any Group Company will be at the Determination Date determined in good faith by the Seller based upon the books and records of the Group and supplied (together with reasonable supporting evidence) by the Seller to the Purchaser prior to Completion pursuant to subclause 3.3;

Estimated Net Debt means the estimate of what the Net Debt will be as at the Determination Date determined in good faith by the Seller based upon the books and records of the Group and supplied (together with reasonable supporting evidence) by the Seller to the Purchaser prior to Completion pursuant to subclause 3.3;

Estimated Share Price has the meaning given in subclause 3.2;

Estimated Working Capital means the estimate of what the Working Capital will be as at the Determination Date determined in good faith by the Seller based upon the books and records of the Group and supplied (together with reasonable supporting evidence) by the Seller to the Purchaser prior to Completion pursuant to subclause 3.3;

Fairly Disclosed, when used with respect to any event, risk, loss or other item disclosed in the Disclosure Letter (including any attachment or Appendix thereto), the Data Room or this Agreement, means that such event, risk, loss or other item was disclosed (i) in the Data Room, the Disclosure Letter or this Agreement, and (ii) in a manner sufficient to allow the Purchaser (without any pre-existing in-depth knowledge of the Group Companies (or of the Minority Shareholdings, as the case may be) or of their respective businesses without the need for any extraneous materials, but taking into account the Purchaser’s actual knowledge of the French broadband cable industry) to reasonably identify and assess, prior to the date hereof, the impact of such event, loss or risk on the business operations of the Group Companies based on the information contained in the Data-Room and/or the Disclosure Letter and/or this Agreement, and the consequences of an exception to such warranty based on such disclosure; provided, in addition, that any documents, or information disclosed only in the Data Room after 24 May 2006 shall not be considered as “Fairly Disclosed”;

Final Share Price has the meaning given in subclause 3.1;

Financing Commitment means the senior facility agreement, the intercreditor agreement and the mezzanine facility agreement dated 6 June 2006, entered into between the Purchaser and other entities of the Purchaser’s Group, on the one hand, and the banks mentioned in those agreements, on the other hand, extracts from which were disclosed to the Seller’s Lawyers, on a confidential basis, on 30 May 2006;

French GAAP means generally accepted accounting principles in France;

Group Companies or Group means the Company and the Subsidiaries and Group Company means any of them;

Group Structure Charts means the charts setting out the structure of the Purchaser’s Group as at the date of this Agreement and as at Completion set out in Appendix 3;

Group Tax Exit Agreement means the group tax exit agreement (“Convention de sortie du groupe d’intégration fiscale”) to be entered into between the Seller and certain of the Group Companies at Completion in the Agreed Form;

Headline Price has the meaning given in subclause 3.1;

HITS Agreement means the satellite services agreement dated 6 June 2006 entered into between the Company and chellomedia programming B.V.;

Indebtedness means all:
(a)	indebtedness of any Group Company, whether or not contingent, for borrowed money, including, for the avoidance of doubt, Inter-Company Debt;

(b)	obligations of such Group Company evidenced by notes, bonds or debentures, excluding the TSDI instruments as described in the Sipperec Memorandum which shall not be considered Indebtedness for the purposes of this Agreement;

(c)	breakage costs of any kind (including taxes) associated with the repayment of any such Indebtedness;

(d)	all amounts due under the Capital Lease;

(e)	factored invoices (affacturage et escompte) of any Group Company (if any);

(f)	dividends allocated by any Group Company to any entity not being a Group Company, decided and not paid;

(g)	liabilities of any Group Company relating to bonus and/or other payments related to the consummation or completion of the transactions contemplated by this Agreement to senior employees of the Group Companies disclosed by the Seller to the Purchaser to the extent that these obligations will generate a net cash outflow after taking into account any payment made or funds provided by the Seller’s Group for such payment; and

(h)	any unrecorded liabilities corresponding to a difference between face and fair market value under interest rate cap contracts, interest rate swap contracts, foreign currency exchange contracts and other hedging or similar contracts whether or not such liabilities would be required by French GAAP to be reflected in any financial statements or the notes thereto (as well as any indemnities or breakages costs that would result from the termination thereof), in each case together with accrued interest thereon;
Insolvency Proceedings means any form of bankruptcy, liquidation, receivership, administration, arrangement or scheme with creditors, moratorium, interim or provisional supervision by the court or court appointee (or the equivalent in any applicable jurisdiction), whether in the jurisdiction of the place of incorporation or in any other jurisdiction, whether in or out of court;
Intellectual Property Rights means (a) copyright, patents, database rights and rights in trade marks, designs, know-how and trade secrets (whether registered or unregistered), (b) applications for registration, and rights to apply for registration, of any of the foregoing rights, where applicable, and (c) all other intellectual property rights and equivalent or similar forms of protection existing anywhere in the world;
Inter-Company Debt means the Inter-Company Payables less the Inter-Company Receivables;
Inter-Company Payables means any amounts owed as at the Determination Date by any Group Company to any member of the Seller’s Group together with accrued interest, if any, up to the Determination Date on the terms of the applicable debt; for the avoidance of doubt, Inter-Company Payables includes all amounts owed, outstanding or accrued in the ordinary course of trading in respect of inter-company trading activity and the provision of services, facilities and benefits between them;
Inter-Company Receivables means any amounts owed as at the Determination Date to any Group Company by any member of the Seller’s Group together with accrued interest, if any, up to the Determination Date on the terms of the applicable debt; for the avoidance of doubt, Inter-Company Receivables include all amounts owed, outstanding or accrued in the ordinary course of trading in respect of inter-company trading activity and the provision of services, facilities and benefits between them;
Key Employees means Jack Mikaloff, François Marie, Claude Coggiola, Christopher Traggio, Pierre Roy-Contancin, Philippe Colin and Emmanuel Etia;
Leased Line Agreement means the leased line agreement to be entered into between the Company and UPC Broadband Operations B.V. at Completion;
Long Stop Date has the meaning given in subclause 4.3;
Losses means losses, costs, damages, liabilities, charges, expenses and penalties;
Minority Shareholdings means the holdings of the Group Companies set out in Error! Reference source not found.;
Net Debt means the aggregate of all Indebtedness of the Group as at the Determination Date less the aggregate of all Cash of Group Companies as at the Determination Date;

Person means an individual, a corporation, a partnership, an association, a limited liability company, a trust or other entity or organisation;
Pre-Completion Relief means a loss, allowance, credit, relief, deduction or set-off or any right to a repayment of Taxation arising as a result of a transaction occurring prior to Completion;
Pre-Sale Reorganisation means the pre-sale reorganisation of the Seller’s Group and the Group Companies more fully described in Appendix 10 to the Disclosure Letter;
Proforma Accounts means the consolidated proforma balance sheet (bilan) as at the Accounts Date, consolidated proforma profit and loss account (compte de résultat) and consolidated proforma cash flow statement (tableau de flux de trésorerie consolidés) for the accounts period ended on that date of the Group Companies, reviewed by the auditors of the Group Companies, including all related footnotes, prepared in accordance with a similar methodology to the one used for the preparation of the Accounts;
Provisioned Matters means those matters and related provisions set out in Schedule 11;
Purchaser’s Group means the Purchaser and all its subsidiaries, all its holding companies and all the other subsidiaries of each of its holding companies (other than the Group Companies);
Purchaser’s Lawyers means Franklin of 26 avenue Kléber, 75116, Paris, France;
Restricted Person means any member of the Seller’s Group at the relevant time;
Retirement Benefits means benefits payable by reference to reaching, or expecting to reach, retirement or a particular age (including any indemnité de départ á la retraite) or payable by reason of serious ill-health, incapacity or death;
Seller’s Group means the Seller and all its subsidiaries, all its holding companies and all the other subsidiaries of each of its holding companies (other than the Group Companies);
Seller’s Lawyers means Allen & Overy LLP of Edouard VII, 26, boulevard des Capucines, 75009 Paris, France;
Shares means all the 6,355,255 issued shares in the capital of the Company;
Sipperec Guarantee means the guarantee entered into by the Company in favour of the Seller and UPC France Holding B.V. in relation to the Sipperec Memorandum dated 5 June 2006;
Sipperec Memorandum means the agreement between the Seller, Suez S.A, UPC France Holding BV and LCO S.A. dated 15 March 2004 as amended on 1 July 2004, pursuant to which the parties agreed upon (i) the negotiations with Sipperec (Le Syndicat Intercommunal de la Périphérie de Paris pour l’Electricité et les Réseaux de Communication) with a view to obtaining a reduction of the build-out obligations of LCO S.A. under three concession agreements entered into with three groups of municipalities, members of the Sipperec respectively called Sipperec 3, Plaque Nord and Plaque Sud, and (ii) the financing commitments of the Seller and Suez S.A in connection with such build-out obligations;
Smart Hands Agreement means the smart hands agreement to be entered into between the Company and UPC Broadband Operations B.V. at Completion;
Subcolocation Agreement means the subcolocation agreement to be entered into between the Company and UPC Broadband Operations B.V. at Completion;

Subsidiaries means all the companies of which details are set out in Error! Reference source not found. and Subsidiary means any of them;
Subsidiaries Shares has the meaning given in subparagraph 1.3(a) of Section 1 of Schedule 4;
Subsidiary means with respect to any Person any other Person (a) whose shares or other ownership interests having by their terms the power to elect a majority of the board of directors or other persons performing similar functions are owned or controlled, directly or indirectly, by the first Person and/or one or more subsidiaries of the first Person, or (b) whose business and policies the first Person and/or one or more subsidiaries of the first Person have the power to direct;
Target Working Capital means minus €145,000,000;
Tax, Taxes or Taxation means all forms of taxation including income, withholding, corporation, capital gains, inheritance, value added, employment, environment, property, sales, goods, wealth, customs and other import or export duties, excise duties, stamp duties, transfer taxes, social security or other similar contributions and all charges, duties, imposts and levies of a similar nature, and any interest, penalty, surcharge or fine relating to such taxation;
Taxation Authority means any authority competent to impose, administer or collect any Taxation;
Trade Mark Licences means the trade mark licences to be entered into between UPC Broadband Holding B.V. and the Company on Completion in the Agreed Form;
Transaction Documents means this Agreement, the Group Tax Exit Agreement, the Trade Mark Licences, the Transitional Services Agreement, the Disclosure Letter, the Subcoloation Agreement, the Leased Line Agreement, the Smart Hands Agreement and the HITS Agreement;
Transitional Services Agreement means the transitional services agreement dated 6 June 2006 entered into between UPC Broadband Operations B.V., the Purchaser and the Company;
Warranted Statements has the meaning given in clause 7.1, and Warranted Statement means one of them;
Warranties means the warranties on the part of the Seller contained in clause 7.1;
Warranty Claim means a claim by the Purchaser the basis of which is that a Warranted Statement is, or is alleged to be, untrue or inaccurate; and
Working Capital means the working capital of the Group as at the Determination Date, comprising the aggregate of the line items customer related debtors (net of any allowances or provisions), sundry debtors, allowance for sundry debtors, inventory, VAT receivable, sundry debtors affiliated, income tax receivable, prepaid expenses, unbilled revenue, capital creditors, trade creditors, sundry creditors, VAT payable, income tax, accrued liabilities, other liabilities, deferred revenue, subscriber deposits, which is, for the avoidance of doubt, equivalent to the Stocks et encours, Clients et comptes rattachés, Avances et accomptes versés, Créances diverses (hors créances sur groupe), Charges constatées d’avance, Dépots de garantie, Avances et accomptes, Fournisseurs et comptes rattachés (hors dettes intercompagnie), Dettes fiscales et sociales, Dettes sur immobilisations, Autres dettes and Produits constatés d’avance, in each case calculated in accordance with the accounting policies set out in Exhibit 1 (the Working Capital Pro Forma); for the avoidance of doubt, excluding all items included in Indebtedness, all items included in the definitions of Cash and Net Debt and all items of deferred taxation.

2.	Where any statement in Schedule 4 or in the Disclosure Letter is qualified by the expression “Seller’s best knowledge” or “so far as the Seller is aware” or any similar expression, that expression or statement shall be deemed to be the actual knowledge at the date hereof of Jack Mikaloff, Francois Marie, Chris Traggio, Pierre Roy-Contancin and Philippe Colin.

3.	In this Agreement any reference, express or implied, to an enactment (which includes any legislation in any jurisdiction) includes:
(a)	that enactment as amended, extended or applied by or under any other enactment (before, on or after the date of this Agreement);

(b)	any enactment which that enactment re-enacts (with or without modification); and

(c)	any subordinate legislation (including regulations) made (before, on or after the date of this Agreement) under that enactment, including (where applicable) that enactment as amended, extended or applied as described in subparagraph (a), or under any enactment which it re-enacts as described in subparagraph (b).
4.	In this Agreement:
(a)	words denoting persons include bodies corporate and unincorporated associations of persons;

(b)	references to an individual include his estate and personal representatives;

(c)	subject to clause 17, references to a party to this Agreement include the successors or assigns (immediate or otherwise) of that party;

(d)	the words including and include shall mean including without limitation and include without limitation, respectively;

(e)	any reference importing a gender includes the other genders;

(f)	any reference to a time of day is to Paris time;

(g)	any reference to € is to Euro;

(h)	any reference to writing includes typing, printing, lithography, photography and facsimile;

(i)	any reference to a document is to that document as amended, varied or novated from time to time otherwise than in breach of this Agreement or that document;

(j)	any reference to a company includes any company, corporation or other body corporate wheresoever incorporated; and

(k)	any reference to a company or firm includes any company or firm in succession to all, or substantially all, of the business of that company or firm.
5.	If there is any conflict or inconsistency between a term in the body of this Agreement and a term in any of the schedules or any other document referred to or otherwise incorporated into this Agreement, the term in the body of this Agreement shall take precedence, unless the relevant schedule or other document which is referred to or otherwise incorporated into this Agreement expressly provides that the term in it is to take precedence over the term in the body of this Agreement.

6.	A reference in this Agreement to any French legal term for any action, remedy, method or form of judicial proceeding, legal document, court or any other legal concept or matter shall be deemed to include a reference to the corresponding or most similar legal term in any jurisdiction other than France, to the extent that such jurisdiction is relevant to the transactions contemplated by this Agreement or the terms of this Agreement.

SCHEDULE 2
PRE-COMPLETION
PART 1
SELLER’S OBLIGATIONS
1.	Access

Until Completion the Seller shall (to the extent permitted by law or regulation) provide such information regarding the businesses and affairs of the Group Companies as the Purchaser may reasonably require and allow the Purchaser and its authorised representatives, upon reasonable notice, reasonable access to the books and records and other documents and data relating to the Group Companies and the properties and employees involved in the conduct of the businesses and affairs of the Group Companies, provided that the obligations of the Seller under this paragraph shall not extend to allowing access to information which is reasonably regarded as confidential to the activities of the Seller’s Group otherwise than in connection with the businesses and affairs of the Group Companies.

2.	Conduct of business

2.1	Until Completion the Seller shall procure that the Group Companies shall operate their businesses in the ordinary course consistent with their current management practices and use reasonable efforts, consistent with their current management practices, to operate in accordance with the Budget and, except with the written consent of the Purchaser (not to be unreasonably withheld or delayed), no Group Company shall except as disclosed in the Disclosure Letter or to effect the Pre-Sale Reorganisation:
(a)	take any voluntary action which would result in the termination, revocation or material amendment of any material permit, licence, consent, approval or authorisation held by it; or

(b)	except in relation to customer premises equipment and installation (as to which the following limitation shall not apply), enter into any purchase order in excess of €200,000 in respect of any item of capital expenditure (inter-related purchases will be aggregated for these purposes) that will be delivered after Completion;

(c)	enter into any commitment which may not be terminated without respecting a notice period of three months or more; or

(d)	except as provided in the Budget, dispose of any part of its assets exceeding €100,000 in the aggregate; or

(e)	create any Encumbrance or grant, issue or redeem any mortgage, charge, debenture or give any guarantee or indemnity or any similar commitment over its assets except, in the case of current assets, any retention or reservation of title by the supplier thereof; or

(f)	except as provided in the Budget, enter into, amend or terminate any lease agreement in respect of any real property owned or leased by it, except in the ordinary course of business;

(g)	acquire or agree to acquire, by merger, purchase of equity, shares or assets, or otherwise, any business or company (be it a corporation, partnership, association or other business organisation) other than in connection with a potential consortium investment in WiMax pursuant to the memorandum of understanding dated January 30 2006 between the Company, Ncnuméricâble, Sogetrel and Clearwire and other than the acquisition of any shares in Societe pour les Investissements dans les Reseaux Cables (SIRC) which are not currently owned by a Group Company (it being acknowledged by the Purchaser that no Group Company has an obligation to seek to acquire such shares); or

(h)	make any loan or incur any indebtedness other than in the scope of its day-to-day management and in the ordinary course of business (the ordinary course of business includes, for the avoidance of doubt, incurring inter-company debt); or

(i)	grant any loan or advance any monies to any third party (including any employee) or enter into any similar transaction other than in the ordinary course of business;

(j)	except as provided in the Budget, enter into any contract (other than the asset purchase agreement between the Company and UPC Broadband Operations B.V.) or other trading or financial arrangement with the Seller’s Group or amend the terms of any existing contract or other trading or financial arrangement with the Seller’s Group (except as provided in the Transaction Documents); or

(k)	declare, make or pay any dividend, capital contribution or other distribution or repay or capitalise any debt (other than inter-company debt); or

(l)	relocate or close-down any place of business, branch office, representative office or permanent establishment except in the ordinary course of business, or open any branch office, representative office or permanent establishment; or

(m)	make any change to its accounting policies, except as required to conform to changes in GAAP or applicable law; or

(n)	not recruit any new employee, director or officer unless:
(i)	such recruitment would not increase the total headcount of the Group Companies; and

(ii)	as to door-to-door salesmen, the contract provides for at least a one month probation period to be renewed for an additional one month period if Completion has not occurred; and

(iii)	as to any manager (cadre), the contract provides for the maximum probation period permitted by applicable law for that category of employee to be renewed for an additional period if Completion has not occurred; and

(iv)	as to any other employee, such employee is hired under a fixed-term contract not exceeding three months; or
(o)	save for sales commissions (in relation to which see sub-paragraph 2.1(x) below), increase the annual level of remuneration of any of the directors or of any of the officers, or of the employees taken as a whole in excess of the aggregate increase from the prior year as provided in the Budget; or

(p)	enter into any agreement or change any contract with any director or officer, except in the ordinary course of business; or

(q)	(i) settle any litigation in which it is involved as a plaintiff where the disputed amount exceeds €300,000; or (ii) settle any litigation in which it is involved as a defendant and the agreed amount is not paid prior to Completion or such litigation is also a Provisioned Matter and the amount of such payment is in excess of the provisioned amount for such litigation; or (iii) institute any legal proceedings (except as plaintiff for the collection of debts); or

(r)	create, issue, purchase, convert or redeem any class of share capital, shares or other equity related instruments except in accordance with the Sipperec Memorandum or relating to the issuance of the TSDI instruments; or

(s)	sell, transfer or lease, or agree to sell, transfer or lease, the Shares, the Subsidiaries’ Shares or the Minority Shareholdings; or

(t)	pass any resolution of its shareholders or any class of shareholders, whether in general meeting or otherwise other than for its shareholders to implement matters otherwise permitted under this Schedule 2 or other than to comply with their obligations under this Agreement, any other Transaction Document, any applicable law, the Sipperec Memorandum or relating to the issuance of the TSDI instruments; or

(u)	enter into voluntary liquidation or dissolution; or

(v)	amend its by-laws (“statuts”) save as required by law; or

(w)	knowingly and voluntarily take any action which would, if unremedied, result in a breach of any of the Warranties set out in Schedule 4 if such Warranty were repeated at Completion provided that the Seller shall not be liable for any breach of this provision if such breach of Warranty is remedied prior to Completion; or

(x)	change its sales agents commission policy.
2.2	The Purchaser acknowledges and agrees that the Seller shall not be liable for any breach of any of the provisions set out in subparagraph 2.1 of this Part 1 of Schedule 2 if such breach arises as a result of the Purchaser not providing written consent in respect of any other such provision within three Business Days (or, where the circumstances dictate a more urgent response, such reasonable shorter period as specified by the Seller in seeking such consent), or any other action of the Purchaser.

3.	Tax

3.1	Each Group Company will pay all Taxation consistent with past practice in the ordinary course of business in the period between the date of this Agreement and Completion.

3.2	For the preparation of the tax returns for financial year closed on 31 December 2005, the Seller shall determine the tax deductible amount of reserves recorded by each Group Company for depreciation of their shareholdings, and assets related to shareholdings, in other Group Companies based on a value, for each Group Company concerned, which reflects the portion of the Company’s share price (as provided under clause 3) which can be allocated to said Group Company. At least 15 Business Days before the Seller files the tax returns for the financial year closed on 31 December 2005, the Seller shall inform the Purchaser of the share price allocation on which the above mentioned computation of the tax deductible reserves for depreciation shall be based.

4.	Corporate steps at Completion

4.1	The Seller shall cooperate with the Purchaser to ensure that all such meetings of the relevant corporate bodies of the Group Companies as are necessary to be held in order (i) to appoint replacement for the officers of the Group Companies who shall resign at Completion, pursuant to subparagraph (a)(iv) of Schedule 3, and (ii) to appoint replacements for any statutory auditors who have resigned from their duties with any Group Companies pursuant to subparagraph (a)(vi) of Schedule 3.

4.2	In addition, the Seller shall procure that (i) a notice is sent to convene a meeting of the Company’s shareholders to be held at Completion providing for the approval by the Purchaser, as new shareholder, of BNP Paribas, Calyon, Lehman Brothers Bankhaus AG, London Branch and Morgan Stanley Bank International Limited as well as, if need be, any purchaser, transferee, successor, successor in title (sole or specific title) of the rights of any of these banks pursuant to the Financing Commitments or the successful bidders at the auction of the shares in case the pledge of the shares is carried out, and (ii) notices are sent to convene meetings of the relevant corporate bodies of the Group Companies to be held at Completion providing for the approval by the officers appointed by the Purchaser of the intercompany loan agreements to be entered into by the Group Companies at Completion.

5.	Communications
All requests, notices and approvals under this Schedule 2 shall, notwithstanding clause 15 of this Agreement be in writing, which includes fax and email, and sent to:
(a)	for the Seller: Christoph Haschka at: 20, Place des Vins de France, 75012 Paris, France and The Michelin House, 81 Fulham Road, London SW3 6RD; fax: +33 (0)1 53 44 81 64 and +44 (0) 207 838 2102; email: chaschka@lgi.com; and

(b)	for the Purchaser: Bruno Moineville at: NC Numéricâble SAS, 12-16 rue Guynemer, 92445 Issy-les-Moulineaux; fax: +33 (0)1 55 92 46 91; email: bruno.moineville@altice.net.

PART 2
PURCHASER’S OBLIGATIONS
Conduct of business
Without limiting clause 12, until Completion the Purchaser shall not and shall procure that each member of the Purchaser’s Group shall not make, or respond to, an approach of any kind to, or from, any person who is at the date of this Agreement a customer, supplier, distributor, landlord, licensor, licensee, agent or sub-contractor of any of the Group Companies or any other member of the Seller’s Group, any municipality or any person whom the Purchaser knows has a business relationship of any kind with the Group Companies or any other member of the Seller’s Group except:
(a)	with the prior knowledge and written consent of the Seller (not to be unreasonably withheld to the extent necessary to give effect to this Agreement and the other Transaction Documents); or
(b)	in the normal and proper course of its ordinary trading activities unconnected with this transaction and then only for the purposes of those activities, and, without limiting the generality of the foregoing, the Purchaser will not encourage or procure, or assist any other person to encourage or procure, any such person to cease, restrict or vary their relationship with the Group Companies or any other member of the Seller’s Group.

PART 3
MUTUAL OBLIGATIONS
Finalisation of agreements
Prior to Completion, the Seller and the Purchaser will agree the final form of each of the Leased Line Agreement, Smart Hands Agreement and Subcolocation Agreement, the basis for such final form to be the drafts of the Leased Line Agreement, Smart Hands Agreement and Subcolocation Agreement which have been initialled on the date hereof by the Seller and the Purchaser for the purposes of identification.

SCHEDULE 3
COMPLETION
PART 1
SELLER’S OBLIGATIONS
(a)	At Completion the Seller shall procure the delivery to the Purchaser of:
(i)	upon receipt of the Estimated Share Price, signed share transfer forms (“ordre de mouvement”) effecting the transfer of the Shares in the name of the Purchaser, the updated shareholder register (“registre de mouvements de titres”) and shareholders’ accounts (“comptes d’actionnaire”) of the Company showing the Purchaser as the owner of the Shares;

(ii)	the certificate of incorporation, minute books and up-to-date statutory registers of each Group Company;

(iii)	any of the other Transaction Documents to which the Seller and/or any member of the Seller’s Group is a party, duly executed by the Seller and/or the member of the Seller’s Group;

(iv)	the resignations of the Seller, Mr Walter Eugene Musselman and Mr Jack Mikaloff from the board(s) of the Group Companies of which they are directors and the resignations of such other officers of the Group Companies as notified by the Purchaser to the Seller at least 10 Business Days prior to Completion;

(v)	a duly executed original of the tax transfer form (formulaire Cerfa no. 2759) in connection with the transfer of the Shares to the Purchaser;

(vi)	if so agreed by such auditors, the letters of resignation of the statutory auditors of the Group Companies, effective on the Completion Date;

(vii)	evidence of the termination, with effect at the latest on the Completion Date, of all of the powers of attorney currently in force in the Group Companies; and

(viii)	evidence that the shareholders’ meeting the Company has given its assent and accepted the Purchaser as a new shareholder in the Company.
(b)	At Completion the Seller’s Group shall terminate all contracts and arrangements with the Group Companies save as set out in the Transaction Documents in accordance with subclause 6.6.
(c)	At Completion the Seller shall procure the repayment of the Estimated Inter-Company Receivables in accordance with subclause 3.5.
(d)	At Completion the Seller and the Seller’s Guarantor shall execute the Délégation de Garantie.

PART 2
PURCHASER’S OBLIGATIONS
At Completion the Purchaser shall:
(a)	make a payment to the Seller of the Estimated Share Price and procure the repayment of the Estimated Inter-Company Payables in accordance with subclause 3.5; and
(b)	deliver to the Seller:
(i)	a counterpart of each of the other Transaction Documents to which the Purchaser is a party, duly executed by the Purchaser; and

(ii)	a copy of the tax transfer form (formulaire Cerfa no. 2759) executed by the Purchaser in connection with the transfer of the Shares to the Purchaser.

SCHEDULE 4
WARRANTIES
1.	General

2.	Accounts and Financial

3.	Commercial

4.	Regulatory and Compliance

5.	Taxation

6.	Employees, Retirement Benefits and Incentives

1.	GENERAL

1.1	Recitals and schedules

The particulars relating to the Group Companies set out in the recitals and schedules to this Agreement are true and accurate.

1.2	Incorporation, constitutional documents, statutory books and returns

(a)	Each Group Company is validly existing under the laws of its jurisdiction of incorporation.

(b)	Copies of the constitutional and corporate documents of each Group Company which are included in the Data Room at section 2.4 are accurate and complete.

(c)	All statutory books and registers of each Group Company are accurate and complete in all material respects, and no written notice or allegation that any of them is incorrect or should be rectified has been received since 1 January 2005.

(d)	All resolutions and other corporate documents which a Group Company is required by law to file with or deliver to any relevant authority have, so far as the Seller is aware, been correctly made up and duly filed or delivered.

(e)	Since 1 January 2005, the Group Companies have not entered into any transaction or carried out any business outside the scope of their purpose clauses (“objet social”), and have complied in all material respects with the provisions of their by-laws (“statuts”).

1.3	Ownership of the Shares, the Subsidiaries’ Shares and the Minority Shareholdings

(a)	The ownership of the share capital of the Group Companies is as set out in Error! Reference source not found. and Error! Reference source not found., and the voting rights of the Group Companies are as set out in their by-laws (“statuts”). The Shares set out in Error! Reference source not found. constitute the whole of the share capital of the Company. Except if otherwise indicated in Error! Reference source not found., the shares of the Subsidiaries set out in Error! Reference source not found. are owned by the Company or another Group Company (the Subsidiaries’ Shares) and constitute the whole of the share capital of the relevant Subsidiary. Error! Reference source not found. also identifies, where relevant, the minority shareholders in the Subsidiaries, and the number of shares they own in the relevant Subsidiary.

(b)	All Shares are owned by the Seller, and all of the Subsidiaries’ Shares are owned by a Group Company, in each case free from any Encumbrance save as provided in the by-laws of the Group Companies (“statuts”).

(c)	Other than the Shares and the Subsidiaries’ Shares, and except as indicated in Error! Reference source not found., there is no other equity interest in the capital stock of the Group Companies. The Shares and the Subsidiaries’ Shares are, save as provided in by by-laws of the Group Companies (“statuts”), freely transferable and fully paid.

(d)	There is no agreement, arrangement, resolution or obligation requiring any Group Company to issue any share capital or equity related instrument either now or at any future date. The Group Companies have not issued any bonds convertible into shares, exchangeable against shares or giving rights to subscribe to shares or given any security rights, by conversion, exchange, reimbursement, warrant or any other manner, to the share capital of any of the Group Companies. The Group Companies have not entered into any agreement to issue such securities or to issue new shares of the Group Companies, or to repurchase or otherwise acquire any Subsidiaries’ Shares.

(e)	The Group Companies own the Minority Shareholdings listed in Error! Reference source not found. free of any Encumbrance save as provided in the by-laws (“statuts”) of the companies in which the Minority Shareholdings are held.

(f)	The Group Companies have not entered into any shareholders agreements relating to the entities in which the Group Companies own Minority Shareholdings.

1.4	Subsidiaries and associations
No Group Company:

(a)	holds or has agreed to acquire any securities of any other company other than another Group Company; or

(b)	is, or has agreed to become, a member of any partnership (whether incorporated or unincorporated) or joint venture (other than recognised trade associations, but including economic interest groups (“GIE”), “société civile”, or “société en nom collectif” or, to the Seller’s best knowledge, “société en participation”).
1.5	Ownership of assets

(a)	The ownership or usage rights to material real property (which excludes electronics communications networks) used by the Group Companies in their businesses have been disclosed in the Data Room, and the Group Companies have complied with their obligations thereunder in all material respects.

(b)	Since 1 January 2005, none of the Group Companies has received, with respect to any material real property (which excludes electronics communications networks) which they own or use, written notice that they are in violation of any applicable building, zoning, subdivision, or other law, ordinance or regulation. No condemnation, expropriation proceeding, or restrictive proceeding is pending before any court or arbitration tribunal which could preclude the use of any such material real property by any of the Group Companies.

(c)	As at the Accounts Date all the material fixed assets included in the Accounts were owned by the relevant Group Company.

(d)	The assets which each Group Company owns, leases or otherwise has the right to use (or will, should the Seller and the Purchaser so agree, have the right to use under the Transitional Services Agreement) comprise all the assets (other than any asset(s) which the Purchaser elects that a Group Company should not have the right to use under the Transitional Services Agreement) necessary for the continuation of its business in all material respects as carried on at the date of this Agreement.

(e)	Except for current assets subject to retention or reservation of title by the supplier thereof, and except for servitudes and usufructs encumbering real property that do not have a material and adverse effect on the operation of the business of the Group Companies taken as a whole, none of the property, assets, undertaking or goodwill of any Group Company is subject to any Encumbrance and none of the Group Companies has committed itself to create any Encumbrance on any of such property, assets, undertaking or goodwill other than, in the case of current assets, retention or reservation of title by the supplier thereof, and, in the case of real property, for servitudes and usufructs encumbering real property.

1.6	RGUs

As at the Accounts Date the Group Companies had not less than 1,873,755 revenue generating units. For the purpose of this paragraph 1.6, revenue generating unit means an analog cable subscriber, digital cable subscriber, internet subscriber or telephone subscriber or lifeline subscriber.

1.7	Compliance with statutes and regulations

(a)	Save that (in each case) where not to do so would have a material and adverse effect on the Group’s business taken as a whole, the Group Companies operate their activities in conformity with the laws and regulations specific to their activities, with all requisite rights, approvals, consents, authorisations, permits, individual or general licence(s) in order to operate their business as operated on the date hereof.

(b)	Since the Accounts Date, no Group Company, nor (so far as the Seller is aware) any of the officers, agents or employees of any Group Company (during the course of his duties), has received written notice that it or they have done or omitted to do anything which is a material contravention of any statute, order, regulation or the like and which has resulted or may result in any fine, penalty or other liability or sanction on the part of any Group Company which would have a material and adverse effect on the Group’s business taken as a whole.

1.8	Litigation

(a)	No Group Company is plaintiff or defendant in any litigation, arbitration or alternative dispute resolution proceedings the value of which exceeds €100,000 individually,

(b)	So far as the Seller is aware, no litigation, arbitration or alternative dispute resolution proceedings the value of which exceeds €100,000 individually has been threatened in writing by or against any Group Company.

(c)	No Group Company has received written notice of any investigation by any governmental or regulatory authority against any of the Group Companies or their respective officers, directors, employees or agents (in the course of their duties) in relation to a breach by any Group Company of applicable law. For the avoidance of doubt, this Warranty does not relate to Taxation (for which see section 5 of this Schedule 5).

1.9	Insolvency

(a)	No Group Company or any part of the assets or undertaking of any Group Company is subject to any Insolvency Proceedings and no request or declaration has been made by a Group Company to initiate an Insolvency Proceeding in respect of a Group Company.

(b)	No Group Company has stopped or suspended payment of its debts, become unable to pay its debts or otherwise become insolvent.

1.10	Capacity and consequences of sale

(a)	The Seller has the power to execute this Agreement and each of the other Transaction Documents to which it is or will be a party and to perform its obligations under each of them and has taken all action necessary to authorise such execution and the performance of such obligations.

(b)	The Seller is a corporation organised and validly existing under the laws of France and it is not insolvent or the subject of any insolvency proceedings.

(c)	This Agreement constitutes, and each of the other Transaction Documents to which it is or will be a party will, when executed, constitute legal, valid and binding obligations on the Seller in accordance with its terms.

(d)	The execution by the Seller of this Agreement and of each of the other Transaction Documents to which it is or will be a party and the performance of the obligations of the Seller under it and each of them do not and will not conflict with or constitute a default under any provision of:
(i)	any agreement or instrument to which the Seller is a party; or

(ii)	the constitutional documents of the Seller or any Group Company; or

(iii)	any law, statutory lien, order, judgment, award, injunction, decree, ordinance or regulation or any other statutory restriction of any kind or character by which the Seller or any Group Company is bound.
1.11	Environmental matters

Since 1 January 2005, no Group Company has received written notice from any applicable authority that it is not in compliance, in all material respects, with all environmental regulations applicable to it (including, for the avoidance of doubt, regulations relating to asbestos).

1.12	Relationship with local authorities

No Group Company has received written notice from any local authority of an express intention to terminate or modify any agreement for the operation of a cable network with any Group Company as a result of the transactions contemplated by this Agreement.

1.13	Equipment relocation costs

Since 1 January 2005, the Group Companies have not paid in excess of €100,000 in aggregate (including fines and penalties) in respect of the relocation of electronic equipment in response to requests from building owners or building owners associations (syndicats de co-propriété) in relation to the redeployment of such equipment located in privately owned buildings in Paris.

2.	ACCOUNTS AND FINANCIAL

2.1	Accuracy of Accounts

(a)	The Accounts:
(i)	have been prepared in accordance with French GAAP; and

(ii)	on the basis of French GAAP, give a true and fair view of the financial position of the Seller, the Group Companies and UPC France Services S.A. taken as a whole as at the Accounts Date, all in accordance with French GAAP.
(b)	A copy of the Accounts is attached to the Disclosure Letter.

(c)	The Proforma Accounts have been prepared in accordance with the same methodology as the one used for the preparation of the Accounts, and the assumptions used in the preparation of these Proforma Accounts constitute a reasonable basis for the presentation of the consequences in the Proforma Accounts of the sale of UPC France Services S.A. and Noos S.N.C. as if such sale had occurred at 1 July 2004.

(d)	A copy of the Proforma Accounts is attached to the Disclosure Letter.

2.2	Position since Accounts Date

Since the Accounts Date, except as provided in the Budget:
(a)	there has been no material and adverse change in the financial position of the Group Companies as a whole except as a result of factors generally affecting similar businesses or generally affecting the economy in France;

(b)	the business of the Group Companies has in all material respects been carried on in the ordinary and usual course;

(c)	except for any dividends or other distributions provided for in the Accounts or in this Agreement or under existing intra-group arrangements for the repayment of inter-company loans with available Cash in accordance with past practice, no dividend, other distribution or repayment of inter-company debt has been declared or paid by a Group Company;

(d)	no share capital or equity related instruments have been issued or agreed to be issued by a Group Company other than the capitalisation of inter-company debt, nor has there been any redemption of shares in any Group Company;

(e)	no Group Company has entered into or agreed to enter into any capital commitment exceeding €1,000,000 in aggregate;

(f)	no Group Company has disposed of, or (except for retention or reservation of title by the supplier thereof and except for servitudes and usufructs encumbering real property that do not have a material and adverse effect on the operation of the business of the Group Companies taken as a whole) granted any Encumbrance over, any of the fixed assets included in the Accounts with a net book value in excess of €1,000,000 individually;

(g)	no Group Company has made any loan exceeding €2,000,000 or borrowed any money (except borrowings from its bankers not exceeding €2,000,000) or made any payments out of or drawings on its bank account(s) (except routine payments, repayments or drawings under existing intra-group arrangements); and

(h)	no Group Company has incurred any liability that would have to be described as an off-balance sheet liability (“engagement hors bilan”) in the footnotes to the 2006 annual audited consolidated financial statements for the Group Companies if such accounts were prepared in accordance with French GAAP and on the same basis as the Accounts.
2.3	Books and records

All accounts and other financial records of each of the Group Companies since 1 January 2005 have been kept in all material respects in accordance with the laws applicable to the Group Companies and are in the control of the respective Group Company.

3.	COMMERCIAL

3.1	Material contracts

(a)	All agreements which require an aggregate consideration payable per annum by the relevant Group Company in excess of €2,000,000 (each a Material Contract) are disclosed in the Data Room.

(b)	So far as the Seller is aware: (i) since 1 January 2005 no Group Company has received written notice that it is material breach of a Material Contract; and (ii) no Group Company is in material breach of a Material Contract (excluding any obligation to buildout or upgrade any electronic communication network or provide new services).

(c)	All material agreements which require buildouts, upgrades, moving or burial of any electronic communications networks which are operated by the Group Companies requiring estimated capital expenditure in excess of €2,000,000 individually are disclosed in the Data Room.

(d)	All agreements under which a Group Company has a payment obligation in excess of €1,000,000 per annum with television programme (content) providers for the provision of television programmes are disclosed in the Data Room.

3.2	Intellectual property

(a)	No Group Company has received written notice since 1 January 2005 claiming that it infringes any right in confidential information or any Intellectual Property Right of a third party and, to the Seller’s best knowledge, no Group Company is infringing any such Intellectual Property Rights.

(b)	The “Noos” trademark is registered in France.

3.3	Insurance

(a)	To the extent that any Group Company is required by law to be insured against any risk, that Group Company is insured against that risk in the amount required.

(b)	The insurance policies of the Group Companies which are material to the business of the Group Companies are disclosed in the Data Room, and all premiums due under them have been paid.

(c)	There are no material outstanding claims in respect of the Group Companies under the insurance policies of the Group Companies which are material to the business of the Group Companies.

3.4	Powers of attorney

No Group Company has granted any power of attorney or similar authority to anyone other than a director, employee or agent of that Group Company which remains in force.

4.	REGULATORY AND COMPLIANCE

4.1	Each Group Company has all material licences, registrations permits, consents and other authorisations (public and private) necessary and customary for the operation of its business in the places and in the manner in which such business is carried out at today’s date (together the Authorisations), and, so far as the Seller is aware, such Authorisations are valid and in full force and effect.

4.2	No written notice has been received by any Group Company to the effect that it is not currently in compliance with all Authorisations in any material respect, nor has any Group Company received any written notice that seeks the revocation, suspension or alteration of any such Authorisations where such action would have a material adverse effect on the Group Companies taken as a whole.

5.	TAXATION

5.1	General

(a)	Taxation liabilities

All Taxation for which a Group Company is liable and which has finally fallen due for payment has been duly paid.

(b)	Taxation returns

All material notices, computations and returns which ought to have been given or made have been properly and duly submitted by each Group Company on a timely basis to the relevant Taxation Authorities and all information, notices, computations and returns submitted to such authorities reflect all income that had to be reported and are true, accurate and complete in all material respects and are not the subject of any dispute. All records which a Group Company is required to keep for Taxation purposes have been duly kept and are available for inspection at the premises of the Group Company.

(c)	Claims and requests for treatment
(i)	All material claims or other material requests for any particular treatment relating to Taxation that have been taken into account in computing any amount in the Accounts and the time limit for the making of which has passed have been duly made.

(ii)	All particulars furnished to the French Taxation Authority in connection with an application for clearance or consent by a Group Company or on its behalf or affecting a Group Company have been made and obtained on the basis of full and accurate disclosure to the French Taxation Authority of all relevant material facts and considerations; and any transaction for which clearance or consent was obtained has been carried into effect only in accordance with the terms of the relevant clearance or consent.
(d)	Investigations

The Group Companies are not, nor have they been in the past three (3) years, subject to any verification, investigation or inspection by any Taxation Authority. The Group Companies have not received any notice of verification, reassessment, notification or any other material dispute concerning Taxes which are not reserved for in the Accounts and, to the Seller’s best knowledge, there are no circumstances that might result in any such verification, reassessment or other dispute which are not reserved for in the Accounts.

(e)	Specific Tax regimes

Except as disclosed in the Data Room, the Group Companies do not benefit from any material Tax benefit or allowance (including a carry-over or a deferment), any preferential Tax regime (“régime de faveur”), aid, subsidy, financial assistance, investment aid or other similar Tax measure.

5.2	Deductions and withholdings

Each Group Company has made all deductions in respect of, or on account of, any Taxation from any payments made by it which it is obliged by law to make and has duly accounted to the appropriate authority for all amounts so deducted.

5.3	Value added tax

(a)	Each Group Company is duly registered for the purposes of VAT in France to the extent required by their activity.

(b)	Each Group Company has complied in all material respects with all statutory provisions, rules, regulations, orders and directions concerning VAT, including the making on time of accurate returns and payments and the maintenance of records.

6.	EMPLOYEES, RETIREMENT BENEFITS AND INCENTIVES

6.1	Employees and Incentives

(a)	The Seller has disclosed to the Purchaser in respect of the Group Companies:
(i)	by reference to appropriate categories, remuneration payable and other principal benefits provided to and material terms of employment of Key Employees;

(ii)	brief details of the bonus and incentive schemes for employees; and

(iii)	any collective bargaining agreements to which the Group Companies are parties.
(b)	None of the Key Employees has given or been given notice to terminate his employment.

(c)	Save as disclosed to the Purchaser, no bonus in respect of the completion of the transactions contemplated by this Agreement is payable by any Group Company to any director, officer or employee.

SCHEDULE 5
WARRANTY CLAIMS
1.	Acknowledgement

The Purchaser acknowledges and agrees that:
(a)	the Warranties are the only representations, warranties or other assurances of any kind given by or on behalf of the Seller or any member of the Seller’s Group and on which the Purchaser may rely in entering into this Agreement;

(b)	no other statement, promise or forecast made by or on behalf of the Seller or any member of the Seller’s Group may form the basis of, or be pleaded in connection with any claim by the Purchaser under or in connection with this Agreement; and

(c)	at the time of entering into this Agreement it is not aware of any matter or thing which is inconsistent with the Warranties (save to the extent that this has been disclosed to the Purchaser in the Data Room, the Disclosure Letter or this Agreement) or constitutes a breach of any of them.
2.	Exclusions

2.1	The Seller shall not be liable in respect of a Warranty Claim to the extent that it relates to any liability or obligation on the part of a Group Company:
(a)	if and to the extent a provision is made or an expense, payment or discharge is reflected, in the Accounts; for the avoidance of doubt this subparagraph 2.1(a) does not affect the obligations of the Seller under clause 9; or

(b)	which is included in the computation of Net Debt or Working Capital; or

(c)	which would not have arisen but for a change in legislation or a change in the interpretation of legislation on the basis of case law made after Completion (whether relating to Taxation, the rate of Taxation or otherwise) or any amendment to or the withdrawal of any practice previously published by a Taxation Authority, in either case occurring after Completion, whether or not that change, amendment or withdrawal purports to be effective retrospectively in whole or in part; or

(d)	which arises as a result of any change after Completion of the date to which the Group Companies makes up its accounts or in the bases, methods or policies of accounting of the Group Companies other than a change which is reported by the auditors for the time being of the Group Companies to be necessary in their opinion because such bases, methods or policies of accounting as at the date of Completion are not in accordance with any published accounting practice or principle then current; or

(e)	occasioned by any voluntary act or voluntary omission of the Purchaser or any Group Company after Completion (including, for the avoidance of doubt, any such act or omission relating to any agreement entered into by any Group Company prior to Completion) provided that, in such case, the amount of the Losses shall only be reduced if and to the extent that such Losses were increased, or not reduced, as a result of such voluntary act or voluntary omission; or

(f)	which is Fairly Disclosed or any matter the Purchaser’s awareness of which would constitute a breach of subparagraph 1(c) of this Schedule 5 by the Purchaser; or

(g)	which arises or is increased as a result of the failure or omission of any of the Group Companies to make any valid claim, election, surrender or disclaimer, to give any valid notice or consent in relation to Taxation or to do any other thing under the provisions of any enactment or regulation relating to Taxation after Completion the making, giving or doing of which was taken into account in computing the provisions for Taxation in the Accounts; or

(h)	which arises or is increased as a result of any claim, election, surrender or disclaimer made or notice or consent given after Completion by any of the Group Companies or any member of the Purchaser’s Group under the provisions of any enactment or regulation relating to Taxation other than any claim, election, surrender, disclaimer, notice or consent assumed to have been made, given or done in computing the amount of any allowance, provision or reserve in the Accounts or which is made at the prior request of the Seller pursuant to its rights; provided that, in such case, the amount of the Losses shall only be reduced if and to the extent that such Losses were increased, or not reduced, as a result of such claim, election, surrender or disclaimer made or notice or consent given; or

(i)	which would not have arisen but for a cessation, or any material change in the nature or conduct of the activity carried on by the Group Companies set forth on the Completion Date in their respective corporate purposes (objet social); provided that, in such case, the amount of the Losses shall only be reduced if and to the extent that such Losses were increased, or not reduced, as a result of such claim, election, surrender or disclaimer made or notice or consent given; or

(j)	for which the Group Companies would have been protected by an insurance policy or would otherwise have had recourse to a third party had such policy not been terminated or modified or such right to recourse waived or otherwise lost by any action or omission by the Purchaser or any of the Group Companies on or after Completion provided that, in such case, the amount of the Losses shall only be reduced if and to the extent that such losses were increased, or not reduced, as a result of such termination or modification of an insurance policy, or of such waiver or loss of a right to recourse; or

(k)	to the extent occasioned by any act, omission or transaction outside the ordinary and usual course of business which is carried out or effected prior to Completion by, or at the written request or with the written approval of any member of the Purchaser’s Group (or any of their respective directors, officers or employees) provided that such act, omission or transaction is not required to comply with a legally binding commitment of a Group Company entered into prior to Completion; or

(l)	to the extent that it is a liability to Taxation and a Pre-Completion Relief in respect of Tax is available to the Group Company which suffers the liability to mitigate that liability or would have been available if it had not been used by that Group Company or a member of the Purchaser’s Group to mitigate its liability to Taxation in respect of a transaction occurring after Completion or in respect of income generated in the ordinary course of business after Completion; or

(m)	to the extent that it results from any reduction in, or loss of, or loss of the right to use, any tax net operating losses of any Group Company or relating to the breaking of the tax group.
2.2	For the avoidance of doubt, any deficiency assessed by a Taxation Authority the sole effect of which is to shift a tax liability from one fiscal year to another or to create a corresponding tax credit shall give rise to indemnification by the Seller only insofar as a Group Company is required to pay a penalty or interest charge in relation thereto, unless the period over which the tax liability is shifted or over which the tax credit can reasonably be anticipated to be used exceeds six (6) fiscal years.

2.3	In addition, the amount of the Seller’s liability in respect of any Loss shall be reduced by any amount equal to any Tax benefit or deduction attributable to the facts or circumstances giving rise to such Loss, except for any increase in the amount of the Tax losses carried forward if no use of such increase can be reasonably anticipated within six (6) fiscal years as from the recording of the Loss in the financial statements of the relevant Group Company.

3.	De minimis claims

3.1	Subject to subparagraph 3.2, the Seller shall not be liable in respect of any Warranty Claim unless the amount of damages to which the Purchaser would, but for this subparagraph, be entitled as a result of that Warranty Claim is at least €100,000.

3.2	If more than one Warranty Claim arises from, or is caused by, the same or substantially the same matter, matters, circumstance or circumstances and the aggregate amount of damages to which the Purchaser would be entitled as a result of those Warranty Claims is equal to or exceeds the sum specified in subparagraph 3.1, subparagraph 3.1 shall not apply to any of those Warranty Claims.

4.	Threshold

The Seller shall not be liable in respect of any Warranty Claim unless the amount of all Warranty Claims exceeds €5,000,000, in which case the Purchaser shall only be entitled to such amount by which the Warranty Claims exceed €5,000,000.

5.	Aggregate limit

Subject to subparagraph 3.2, the maximum aggregate liability of the Seller in respect of any and all Warranty Claims shall not exceed €75,000,000, including fees and costs.

6.	Exclusion from de minimis, threshold and aggregate limit

The provisions of paragraphs 3 to 5 above shall not apply to Warranty Claims relating to Losses incurred in connection with any breach of or default under the Warranties set forth in subparagraphs 1.3 (excluding subparagraph 1.3(f) and any Warranty in respect of voting agreements or shareholding agreements or other arrangements in respect of the Minority Shareholdings or the minority shareholder in Société pour les Investissements dans les Réseaux Câblés (SNC)), 1.9 and 1.10(a), (b) and (c) of section 1 of Schedule 4.

7.	Time limits
The liability of the Seller in respect of the Warranties shall terminate:

(a)	on the date that is 37 calendar months from the Completion Date in respect of those Warranted Statements set out in section 5 (Taxation) of Schedule 4; and

(b)	on the date that is 17 calendar months from the Completion Date in respect of all other Warranted Statements,

except in respect of any Warranty Claim of which notice is given to the Seller pursuant to subclause 7.4 before the relevant expiry date set out above. The liability of the Seller in respect of any Warranty Claim shall in any event terminate if proceedings in respect of it have not been commenced within the earlier of (i) six weeks after the giving of notice that Warranty Claims exceed €5,000,000 pursuant to subclause 7.5; and (ii) eight weeks after Warranty Claims exceed €5,000,000 if the Purchaser fails to give such notice, unless, in each case, that Warranty Claim arises as a result of, or in connection with, a Third Party Claim (as defined in subparagraph 8.1 of this Schedule 5) and the Seller shall have assumed conduct of that Third Party Claim in accordance with paragraph 8 of this Schedule 5.

8.	Conduct of third party claims

8.1	If a Warranty Claim arises as a result of, or in connection with, a liability or alleged liability to a third party (a Third Party Claim), then the Seller may elect to assume the conduct of any discussions, legal proceedings, dispute, compromise or defence of the Third Party Claim and of any incidental negotiations on the following terms:
(a)	the Purchaser shall procure that the relevant Group Company takes such action to access, contest, appeal, dispute, defend or compromise the Third Party Claim as may be requested by the Seller and does not make any admission of liability, agreement, settlement or compromise in relation to the Third Party Claim without the prior written approval of the Seller; and

(b)	the Seller shall keep the Purchaser informed of the progress of the Third Party Claim and provide the Purchaser with copies of all relevant documents and such other information in its possession as may be reasonably requested by the Purchaser.
8.2	Nothing in this paragraph 8 shall require the provision by any person of any information to the extent such provision would contravene any applicable law or regulation or would breach any obligation of confidentiality owed to any third party. If any information is provided by any person (the Provider) to any other person (the Recipient) pursuant to this paragraph 8:
(a)	that information shall only be used by the Recipient in connection with the Third Party Claim and the provisions of clause 12 shall in all other respects apply to that information; and

(b)	to the extent that information is privileged:
(i)	no privilege shall be waived by reason of or as a result of its being provided to the Recipient; and

(ii)	if a third party requests disclosure by the Recipient in relation to that information, if the Recipient is the Seller or the Purchaser, the Recipient shall or, if the Recipient is a Group Company, the Purchaser shall procure that the Recipient shall promptly notify the Provider and, to the extent it can do so, itself assert privilege in opposition to that disclosure request.
9.	Mitigation

The Purchaser shall take all reasonable steps to mitigate any loss or damage suffered or incurred by it as a result of any of the Warranted Statements being untrue or inaccurate or which would or might reasonably be expected to result in a Warranty Claim and, without limiting the generality of the foregoing shall, in respect of any right of recovery (whether by payment, discount, credit, relief or otherwise) which could or might be made by it against any third party:
(a)	give written notice and reasonable details of such right of recovery to the Seller as soon as reasonably practicable; and

(b)	take reasonable steps to maximise the amount recovered in respect of such right of recovery.
10.	No liability if loss is otherwise compensated for

10.1	No liability shall attach to the Seller in respect of a Warranty Claim to the extent that the same loss has been recovered by the Purchaser under any other terms of this Agreement or any other document entered into pursuant hereto and accordingly the Purchaser may only recover once in respect of the same loss.

10.2	The Seller shall not be liable in respect of a Warranty Claim to the extent that the subject of the claim is made good or is otherwise compensated for.

10.3	If, in respect of any matter which would give rise to a Warranty Claim, the Purchaser is entitled to claim under any policy of insurance, then no such matter shall be the subject of a Warranty Claim unless and until the Purchaser shall have made a claim against its insurers and used all reasonable endeavours to pursue such claim and any such insurance claim shall then reduce by the amount recovered or extinguish any such claims under the Warranties.

10.4	Where the Purchaser is at any time entitled to recover from some other person any sum in respect of any matter giving rise to a claim under the Warranties, the Purchaser shall take all reasonable steps to enforce such recovery prior to taking action against the Seller (other than to notify the Seller of such claim) and, in the event that the Purchaser shall recover any amount from such other person, the amount of the claim against the Seller shall be reduced by the amount so recovered.

11.	Recovery from third parties

If, subject to paragraph 10, the Seller makes a payment in respect of a Warranty Claim and any Group Company or the Purchaser receives any sum from a third party which would not have been received but for the matter or circumstance giving rise to the relevant Warranty Claim which was not taken into account in calculating the payment by the Seller and the aggregate of the third party sum and the payment by the Seller exceeds the amount required to compensate the Purchaser or the Group Company concerned in full for the matter or circumstance which gave rise to the relevant Warranty Claim (such excess being the Excess Recovery), the Purchaser shall, promptly following receipt of the third party sum by it or the Group Company concerned, repay to the Seller an amount equal to the lower of (a) the Excess Recovery and (b) the payment by the Seller, after deducting (in either case) all costs incurred by the Purchaser or any Group Company in recovering the third party sum and any and all Taxation payable by the Purchaser or any Group Company by virtue of its receipt.

SCHEDULE 10
POST-COMPLETION CONSIDERATION ADJUSTMENTS
PART 1
PRELIMINARY
In preparing the Completion Statement the items and amounts to be included in the calculation of Net Debt and Inter-Company Debt for the purposes of the Completion Statement shall be identified by applying the relevant definitions in this Agreement.
PART 2
PREPARATION OF THE COMPLETION STATEMENT
1.	The Purchaser shall, or shall procure that the Purchaser’s accountants shall, after Completion prepare a draft statement (the Completion Statement) showing the Net Debt and Working Capital of the Group and the Inter Company Debt of each Group Company. The Completion Statement shall be in the form set out in Exhibit 1 (Form of Completion Statement). The Purchaser shall deliver the draft Completion Statement to the Seller within 45 Business Days after Completion.

2.	The Seller shall notify the Purchaser in writing (an Objection Notice) within 20 Business Days after receipt whether or not it accepts the draft Completion Statement for the purposes of this Agreement. An Objection Notice shall set out in reasonable detail the Seller’s reasons for such non acceptance and specify the adjustments (and the reasons for such adjustments) which, in the Seller’s opinion, should be made to the draft Completion Statement in order for it to comply with the requirements of this Agreement. Except for the matters specifically set out in the Objection Notice, the Seller shall be deemed to have agreed the draft Completion Statement in full.

3.	If the Seller serves an Objection Notice in accordance with paragraph 1, the Purchaser and the Seller shall use all reasonable efforts to meet and discuss the objections of the Seller and to agree the adjustments (if any) required to be made to the draft Completion Statement, in each case within 10 Business Days after receipt by the Purchaser of the Objection Notice.

4.	If the Seller is satisfied with the draft Completion Statement (either as originally submitted or after adjustments agreed between the Seller and the Purchaser pursuant to paragraph 3) or if the Seller fails to give a valid Objection Notice within the 20 Business Day period referred to in paragraph 1, then the draft Completion Statement (incorporating any agreed adjustments) shall constitute the Completion Statement for the purposes of this Agreement.

5.	If the Seller and the Purchaser do not reach agreement within 10 Business Days of receipt by the Purchaser of the Objection Notice, then the matters in dispute may be referred (on the application of either the Seller or the Purchaser) for determination by such independent firm of accountants of international standing as the Seller and the Purchaser shall agree or, failing agreement, appointed by the President for the time being of the Tribunal de Commerce de Paris (the Firm). The following provisions shall apply once the Firm has been appointed:
(a)	in giving its determination, the Firm shall state what adjustments (if any) are necessary, solely for the purposes of this Agreement, to the draft Completion Statement in respect of the matters in dispute in order to comply with the requirements of this Agreement and to determine finally the Completion Statement and the reasons for such adjustments; and

(b)	the Firm shall act as an expert (and not as an arbitrator) in accordance with Article 1592 of the Civil Code in making its determination which shall, in the absence of manifest error, be final and binding on the parties and, without prejudice to any other rights which they may respectively have under this Agreement, the parties expressly waive, to the extent permitted by law, any rights of recourse they may otherwise have to challenge it.
6.	The Seller and the Purchaser shall each be responsible for their own costs in connection with the preparation, review and agreement or determination of the Completion Statement. The fees and expenses of the Firm shall be borne equally between the Seller on the one hand and the Purchaser on the other.

6.1	(a)	To enable the Seller to meet its obligations under this 0, the Purchaser shall provide to the Seller and the Seller’s accountants full access to the books and records, employees and premises of the Group Companies and, where relevant, of members of the Purchaser’s Group to the date that the draft Completion Statement is agreed or determined.
(b)	If the Seller serves an Objection Notice:
(i)	it shall ensure that the Purchaser and the Purchaser’s accountants shall be given access to the Seller and the Seller’s accountants’ working papers (subject to executing customary non-reliance letters) relating to the adjustments proposed in the Objection Notice and any other submissions by or on behalf of the Seller in relation to the Completion Statement; and

(ii)	the Purchaser shall ensure that the Seller and the Seller’s accountants shall be given access to the Purchaser and the Purchaser’s accountants’ working papers (subject to executing customary non-reliance letters) relating to the adjustments proposed in the Objection Notice and any other submissions by or on behalf of the Purchaser in relation to the Completion Statement.
(c)	The Seller shall co operate fully with the Purchaser and shall permit the Purchaser and/or the Purchaser’s accountants to take copies (including electronic copies) of the relevant books and records and shall provide all assistance reasonably requested by the Purchaser to facilitate the preparation, agreement and/or determination of the Completion Statement.

(d)	The Purchaser shall co operate fully with the Seller and shall permit the Seller and/or the Seller’s accountants to take copies (including electronic copies) of the relevant books and records and shall provide all assistance reasonably requested by the Seller to facilitate the preparation, agreement and/or determination of the Completion Statement.
7.	When the Completion Statement has been agreed or determined in accordance with the preceding paragraphs, then the amounts shown in the Completion Statement as the Net Debt of the Group and the Inter-Company Debt for each Group Company shall be final and binding for the purposes of this Agreement.

EXHIBIT 1
WORKING CAPITAL PRO FORMA

Exhibit 1
Working Capital Pro Forma : Accounting Policies and Practices
to be applied in the preparation of the Completion statement
Part 1: General Accounting Principles
1.1	The Completion Statement shall be prepared in accordance with the Specific Accounting Principles set out in parts 2 and 3 of this Exhibit, which are consistent with evaluation rules and procedures, methods, bases and estimation techniques adopted in the preparation of the Pro forma Accounts (as defined in this Agreement).

1.2	To the extent not covered by Part 1.1 above, the Completion Statement shall be prepared using the accounting policies, principles, practices, evaluation rules and procedures, methods, bases and estimation techniques adopted in the preparation of the Pro forma Accounts (as defined in this Agreement).

1.3	To the extent not covered by Part 1.1 or Part 1.2 above the Completion Statement shall be prepared in accordance with French GAAP as at the Completion Date.

1.4	The Completion Statement shall be prepared within 45 days after Completion
Part 2: Assets
2.1 Debtors
Residential Customers are normally billed monthly in advance for subscription and the following month for usage. Collective customers are billed quarterly, semi-annually and annually. One large bill run takes place during the last week of the month for the following month. Normally there are 3-4 additional bill runs per month for usage and termination charges.
Provisions on residential customers (90% of the revenues) are made based on statistical reports giving passed trends on non collected cash. Debtor accounts in the general ledger are reconciled to the underlying trade debtors sub ledgers.
Provisions on other debtors are based on the aged balance, with specific reviews and analysis on larger debtors.
2.2 Unbilled Revenues
Unbilled revenue consists mostly of telephony usage is calculated based on actual traffic.
2.3 Inventory
Inventory is valued at the lower of cost and net realizable value. A stock count is performed twice a year, on June 1 and on November 1 at all larger inventory sites, including installers and boutiques and inventory which is missing shall be written off and therefore excluded from Working Capital in the Completion Statement.
If there is inventory which is of no use, obsolete or cannot be installed it will be provided against in full.

2.4 Prepaid Expenses
Prepayments are limited and shall be the element paid in advance in relation to such services to be provided in the period after the Completion Statement Date.
2.5 VAT Receivable/Payable
Outgoing VAT is booked automatically by the billing system and ingoing VAT is booked based on information on each invoice/contract by the finance department. VAT tax return are filed monthly and payments are made monthly, while reimbursements are performed and requested quarterly.
Part 3: Liabilities
3.1 Capital and Trade Creditors
Capital and Trade Creditors shall be included in Working Capital in the Completion Statement based on incoming invoices on a daily basis and shall include accruals for approved purchase orders, to the extent equipment has been delivered and service rendered.
3.3 Accrued Payroll liabilities
All social charges (Urssaf, Assedic, Retirement, Health, etc.) are accrued on a monthly basis. When payments are done monthly the accrual corresponds to one month. When payments are done quarterly, the accrual correspond to the months not yet paid.
Calculations are set up in the payroll system.
A holiday accrual shall be included in Working Capital in the Completion Statement. Management bonus accruals will be accrued on the assumption that the full potential bonus is achieved and based on a pro rate time basis.
Training tax is also accrued on a monthly basis.
3.4 Business tax : (Taxe professionnelle)
Business tax is accrued on a monthly basis, based on best estimation of real yearly cost. At end of year, and when known, it is adjusted with the exact amount.
3.5 Accrued Commissions
Accruals for commissions shall be included in Working Capital in the Completion Statement based on actual installs per sales channels
3.6 Accrued Programming Fees
An accrual for programming fees shall be included in Working Capital in the Completion Statement based on actual number of subscribers per channel/tier and shall include any revenue share owed to the content providers.

3.7 Accrued Capital Expenditures
Accrual based on approved purchase orders for capex where services have been performed and/or good received.
3.8 Accrued Other Liabilities
These shall be accrued in accordance with Part 1.2 of this schedule
3.9 Deferred Revenue
Accrual for invoicing in advance are calculated automatically by the billing systems.
3.10 Cut-off
Matching principle is applied in cut-off at month-end i.e. all liabilities incurred at balance-sheet date will be accrued.
3.11 Deposits
Deposits are accounted for when the customer is billed. The account is debited when the customer is terminated.

OMITTED SCHEDULES AND EXHIBITS
          The following schedules and exhibits to the Agreement for the Sale and Purchase of the Share Capital of UPC France SA, dated June 6, 2006, between UPC Broadband France SAS, UPC Broadband Holding B.V., Altice France EST SAS and ENO France SAS have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

SCHEDULES
Schedule 6	Guaranties and Indemnities Given by Members of the Seller’s Group
Schedule 7	The Company
Schedule 8	The Subsidiaries
Schedule 9	Minority Shareholdings
Schedule 11	Provisioned Matters

EXHIBITS
Exhibit 2	Form of Completion Statement
Exhibit 3	Corporate Charts